Exhibit 2.2

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ALTIRIS, INC.

AUGUSTA ACQUISITION CORPORATION

PEDESTAL SOFTWARE, INC.

AND WITH RESPECT TO ARTICLES VII AND IX ONLY

MICHAEL TYRRELL

AS STOCKHOLDER REPRESENTATIVE

DATED AS OF MARCH 23, 2005

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TABLE OF CONTENTS

(continued)

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TABLE OF CONTENTS

(continued)

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INDEX OF EXHIBITS

Exhibit	Description
Exhibit A	Form of Non-Competition Agreement
Exhibit B	Form of Option Amendment
Exhibit C	Form of Certificate of Merger
Exhibit D	Form of Letter of Transmittal
Exhibit E	Projections and Related Financial Information
Exhibit F	Form of Stockholder Written Consent
Exhibit G	Form of Legal Opinion of Counsel to Company
Exhibit H	Form of Escrow Agreement
Exhibit I	Form of Proprietary Information Agreement

Schedules
Schedule I	Disclosure Schedule
Schedule 1.6(b)	Vested Option Schedule
Schedule 2.1(i)	Directors, Officers and Subsidiaries
Schedule 2.1(ii)	Jurisdictions
Schedule 2.2(a)(i)	Stockholders
Schedule 2.2(a)(ii)	Dividends
Schedule 2.2(a)(iii)	Company Unvested Capital Stock
Schedule 2.2(b)(i)	Company Options
Schedule 2.2(b)(ii)	Company Option Acceleration
Schedule 2.2(c)(i)	Share Issuance Obligations
Schedule 2.2(c)(ii)	Antidilution
Schedule 2.2(c)(iii)	Stock Appreciation
Schedule 2.2(c)(iv)	Voting Agreements
Schedule 2.2(c)(v)	Rights Agreements
Schedule 2.4	Subsidiaries
Schedule 2.6	Conflicts
Schedule 2.8	Unaudited Financials
Schedule 2.9	Internal Controls
Schedule 2.11	No Changes
Schedule 2.14	Restrictions on Business Activities
Schedule 2.15(a)	Leased Real Property
Schedule 2.15(b)	Lease Agreements
Schedule 2.15(e)	Equipment
Schedule 2.16(b)	Company Products
Schedule 2.16(c)	Company Registered Intellectual Property Rights
Schedule 2.16(d)	Maintenance of Registered Intellectual Property Rights
Schedule 2.16(g)(i)	Transfer Restrictions
Schedule 2.16(g)(ii)	Licensable Intellectual Property

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Schedule 2.16(h)	Liens
Schedule 2.16(i)	Ownership of Intellectual Property
Schedule 2.16(j)	Intellectual Property Agreements
Schedule 2.16(l)	Third Party Developed Intellectual Property
Schedule 2.16(n)(i)	Exclusive Rights
Schedule 2.16(n)(ii)	Licensed or Transferred Intellectual Property
Schedule 2.16(n)(iii)	Consummation of Transaction
Schedule 2.16(n)(iv)	Exercise of Rights
Schedule 2.16(t)	Obligations Regarding Infringement
Schedule 2.16(v)	Infringement on Company Intellectual Property Rights
Schedule 2.16(w)	Employee Assignment Agreements
Schedule 2.16(x)	Effect of Agreement
Schedule 2.16(y)	Ownership of Source Code
Schedule 2.16(z)(i)	Open Source Code
Schedule 2.16(z)(ii)	Use of Open Source Code
Schedule 2.16(bb)(i)	Personally Identified Information
Schedule 2.16(bb)(ii)	Privacy Policy
Schedule 2.16(cc)(i)	Company Source Code
Schedule 2.16(cc)(ii)	Escrow Agreements
Schedule 2.16(ee)	Certificates of Originality
Schedule 2.17	Material Contracts
Schedule 2.18(i)	Indebtedness of Interested Parties
Schedule 2.18(ii)	Interests held by Interested Parties
Schedule 2.23(i)	Brokers and Finders Fees
Schedule 2.23(ii)	Third Party Expenses
Schedule 2.24(b)(i)	Company Employee Plan and Employee Agreements
Schedule 2.24(b)(ii)	Company Employees
Schedule 2.24(k)	Disqualified Individuals
Schedule 2.24(o)	International Employee Plans
Schedule 2.25(i)	Insurance Policies and Fidelity Bonds
Schedule 2.25(ii)	Termination or Premium Increases under Policies
Schedule 2.25(iii)	Self-Insurance
Schedule 2.28	Warranties and Indemnities
Schedule 4.1(l)	Employees
Schedule 5.4	Consents and Notices
Schedule 5.8	Individuals Executing Related Agreements
Schedule 5.9	Individuals Executing Offer Letters
Schedule 5.15	Liens
Schedule 6.3(f)	Third Party Consents
Schedule 6.3(i)	Terminated Agreements
Schedule 6.3(o)	Individuals Entering Into Employment Arrangements
Schedule 6.3(s)	Spreadsheet
Schedule 9.1(24)	Company Common Stockholders
Schedule 9.1(29)	Company Options
Schedule 9.1(77)	Knowledge
Schedule 9.1(92)	Optionholders

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of March 23, 2005 by and among Altiris, Inc., a Delaware corporation (“Parent”), Augusta Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Sub”), Pedestal Software, Inc., a Delaware corporation (the “Company”) and, with respect to ARTICLE VII and ARTICLE IX hereof, Michael Tyrrell (the “Stockholder Representative”).

RECITALS

A. The Boards of Directors of each of Parent, Sub and the Company believe it is in the best interests of its corporation and its respective stockholders that Parent acquire the Company through the statutory merger of Sub with and into the Company (the “Merger”) and, in furtherance thereof, have approved the Merger.

B. Pursuant to the Merger, among other things, and subject to the terms and conditions of this Agreement, all of the issued and outstanding capital stock of the Company shall be converted into the right to receive the consideration set forth herein.

C. A portion of the consideration otherwise payable by Parent in connection with the Merger shall be placed in escrow by Parent as security for the indemnification obligations set forth in this Agreement.

D. The Company, on the one hand, and Parent and Sub, on the other hand, desire to make certain representations, warranties, covenants and other agreements in connection with the Merger.

E. Concurrent with the execution and delivery of this Agreement and as a material inducement to the willingness of Parent to enter into this Agreement, certain employees of the Company are entering into (i) a Non-Competition Agreement in the form of Exhibit A attached hereto (collectively, the “Non-Competition Agreements”) and (ii) an Option Amendment in the form of Exhibit B attached hereto (collectively, the “Option Amendments”).

F. Immediately after the execution and delivery of this Agreement, the Company shall solicit and obtain the Stockholder Written Consent (as provided in Section 5.5 hereof) from the Stockholders holding at least 95% of the Company Capital Stock, on an as converted to Company Common Stock basis, including the Principal Stockholders, setting forth the due approval and adoption of (i) the Merger, this Agreement and the transactions contemplated hereby, (ii) the escrow and indemnification obligations of the Stockholders set forth in ARTICLE VII hereof and the deposit of the Escrow Amount into the Escrow Fund, and (iii) the appointment of Michael Tyrrell as the Stockholder Representative.

NOW, THEREFORE, in consideration of the mutual agreements, covenants and other premises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereby agree as follows (unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in Section 9.1 hereof):

ARTICLE I

THE MERGER

1.1 The Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the Delaware General Corporation Law (“Delaware Law”), Sub shall be merged with and into the Company, the separate corporate existence of Sub shall cease, and the Company shall continue as the surviving corporation and as a wholly owned subsidiary of Parent. The surviving corporation after the Merger is sometimes referred to hereinafter as the “Surviving Corporation.”

1.2 The Closing and the Effective Time. Unless this Agreement is earlier terminated pursuant to Section 8.1 hereof, the closing of the Merger (the “Closing”) will take place as promptly as practicable, but no later than two (2) Business Days following satisfaction or waiver of the conditions set forth in ARTICLE VI, at the offices of Wilson Sonsini Goodrich & Rosati, 2795 East Cottonwood Parkway, Suite 300, Salt Lake City, Utah 84121, unless another time or place is mutually agreed upon in writing by Parent and the Company. The date upon which the Closing occurs shall be referred to herein as the “Closing Date.” On the Closing Date, and upon the terms and subject to the conditions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing the Certificate of Merger in substantially the form attached hereto as Exhibit C, with the Secretary of State of the State of Delaware (the “Certificate of Merger”), as required by and executed in accordance with the applicable provisions of Delaware Law (the time of such filing with the Secretary of State of the State of Delaware, or such later time as may be agreed upon in writing by Parent and the Company and specified in the Certificate of Merger, shall be referred to herein as the “Effective Time”).

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise agreed to pursuant to the terms of this Agreement, all of the property, rights, privileges, powers and franchises of the Company and Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4 Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) Certificate of Incorporation. Unless otherwise determined by Parent prior to the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety as of the Effective Time, by virtue of the Merger and without any action on the part of Sub or the Company, to be identical to the certificate of incorporation of Sub as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law and as provided in such certificate of incorporation; provided, however, that at the Effective Time, Article I of the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of the corporation is Pedestal Software, Inc.”

(b) Bylaws. Unless otherwise determined by Parent prior to the Effective Time, the bylaws of Sub, as in effect immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of Sub or the Company, shall be the bylaws of the Surviving Corporation at the Effective Time until thereafter amended in accordance with Delaware Law and as provided in the certificate of incorporation of the Surviving Corporation and such bylaws.

1.5 Directors and Officers of Surviving Corporation. Unless otherwise determined by Parent prior to the Effective Time, the directors and officers of Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation immediately after the Effective Time, each to hold the office of a director or officer of the Surviving Corporation, as the case may be, in accordance with the provisions of Delaware Law and the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected and qualified, as applicable. The parties shall use their commercially reasonable efforts to appoint the directors of the Surviving Corporation to the board of directors of Pedestal International, Inc. effective immediately after the Effective Time.

1.6 Effect of the Merger on the Capital Stock and Options of the Company and Sub.

(a) Effect on Capital Stock of the Company. At the Effective Time, by virtue of the Merger and without any action on the part of Sub, the Company or the holders of shares of Company Capital Stock, each share of Company Capital Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares, as defined in Section 1.9 hereof), upon the terms and subject to the conditions set forth in this Section 1.6 and throughout this Agreement, including, without limitation, the escrow provisions set forth in ARTICLE VII hereof, will be canceled and extinguished and be converted automatically into the right to receive upon surrender of the certificate representing such shares of Company Capital Stock in the manner provided in Section 1.7 hereof, that portion of the Cash Consideration as set forth below:

(i) Each share of Series B Convertible Preferred Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive an amount of cash equal to the sum of (A) the amount of Cash Consideration that would be payable pursuant to Section 1.6(a)(iii) in respect of such share of Series B Convertible Preferred Stock if such share had been converted into Company Common Stock immediately prior to the Effective Time pursuant to the terms of the Certificate of Incorporation and (B) the Per Share Series B Liquidation Preference Payment.

(ii) Each share of Series A Convertible Preferred Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive an amount of cash equal to the sum of (A) the amount of Cash Consideration that would be payable pursuant to Section 1.6(a)(iii) in respect of such share of Series A Convertible Preferred Stock if such share had been converted into Company Common Stock immediately prior to the Effective Time pursuant to the terms of the Certificate of Incorporation and (B) the Per Share Series A Liquidation Preference Payment.

(iii) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive an amount of cash equal to the Closing Per Share Cash Consideration.

(iv) Calculations. For purposes of calculating the amount of cash to be paid to each Stockholder and holder of vested Company Options pursuant to this Section 1.6(a) and Section 1.6(b), respectively, all shares of Company Capital Stock of the same class or series held by each Stockholder shall be aggregated on a certificate-by-certificate basis, and all vested Company Options held by each holder of vested Company Options shall be aggregated. The amount of cash to be paid to each Stockholder for each share (after certificate-by-certificate aggregation) held shall be rounded down to the nearest whole cent and the amount of cash to be paid to each holder of vested Company Options for each vested Company Option (after aggregating all vested Company Options) held shall be rounded down to the nearest whole cent.

(b) Cash-Out of Vested Company Options.

(i) The portion of each Company Option that is vested and outstanding immediately prior to the Effective Time shall, contingent on the consummation of the Merger, terminate in exchange for the right to receive, with respect to each share of Company Common Stock underlying such vested Company Option, the Per Share Cash Consideration less the exercise price payable in respect of such vested Company Option and less any applicable withholding taxes. Such amount shall be paid to the holders of such vested Company Options promptly after the Closing.

(ii) In furtherance of the foregoing, the Company shall have taken such actions prior to or as of the Effective Time as are reasonable and appropriate to effect the provisions of this Section 1.6(b), including, without limitation, furnishing to holders of vested Company Options a description of the treatment of vested Company Options in connection with the Merger.

(c) Assumption of Unvested Company Options and Plan.

(i) At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Company Options, the portion of each Company Option that is unvested and outstanding immediately prior to the Effective Time (each an “Unvested Company Option”) shall be assumed by Parent and each Unvested Company Option shall become an option to acquire shares of Parent Common Stock, on the same terms and conditions as were applicable under the Company Option immediately prior to the Effective Time, except (i) that such assumed Unvested Company Option shall be exercisable for that number of whole shares of Parent Common Stock equal to the product (rounded down to the nearest whole number of shares of Parent Common Stock)

obtained by multiplying the number of shares of Company Common Stock issuable upon the exercise of such Unvested Company Option immediately prior to the Effective Time by the Option Exchange Ratio (as defined herein), and (ii) that the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such Unvested Company Options shall be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing the exercise price per share of the Company Common Stock for which the Unvested Company Option was exercisable immediately prior to the Effective Time by the Option Exchange Ratio. The form and substance of any communications to Optionholders from the Company shall be subject to advance review and approval of Parent, which approval will not be unreasonably withheld.

(ii) In furtherance of the foregoing, the Company shall have taken such actions prior to or as of the Effective Time as are reasonable and appropriate to effect the provisions of this Section 1.6(c), including, without limitation, (A) taking such actions as may be required to confirm that Parent’s Board of Directors shall, effective as of the Effective Time, become the administrator of the Plan with respect to the assumed Unvested Company Options, and (B) furnishing to holders of Unvested Company Options a description of the treatment of such options in connection with the Merger.

(iii) Following the Effective Time, Parent will be able to grant stock awards, to the extent permissible by applicable law and Nasdaq regulations, under the terms of the Company Plan or the terms of another plan adopted by Parent to issue the reserved but unissued shares of Company Common Stock under such Company Plan and the shares that would otherwise return to such Company Plan pursuant to the cancellation, termination or expiration of awards granted thereunder or upon the repurchase of shares previously acquired with respect to awards granted thereunder, except that (i) stock covered by such awards will be shares of Parent Common Stock and (ii) all references to a number of shares of Company Common Stock will be (A) changed to reference Parent Common Stock and (B) converted to a number of shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock multiplied by the Option Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock.

(d) Repurchase Rights. With respect to any shares of Company Unvested Capital Stock for which the repurchase right, risk of forfeiture or other similar condition is not terminated as of the Effective Time, then, the amounts payable with respect to such shares of Company Unvested Capital Stock pursuant to the provisions of Section 1.6(a) shall be withheld and retained by Parent, and shall be permanently retained by Parent upon forfeiture by the holder of such shares of Company Unvested Capital Stock on the same terms that governed such Company Unvested Capital Stock prior to the Effective Time. Parent shall hold the Cash Consideration so withheld in trust for the benefit of such holder of shares of Company Unvested Capital Stock until such right, risk of forfeiture or other similar condition expires or is otherwise extinguished at which time a pro rata portion of such withheld Cash Consideration will be distributed to such holder of the applicable Company Unvested Capital Stock.

(e) Withholding Taxes. The Company, and on its behalf, Parent and the Surviving Corporation, shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder of Company Capital Stock or Company Options such amounts as may be required to be deducted or withheld therefrom under any provision of federal, local or foreign tax law or under any applicable legal requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) Capital Stock of Sub. Each share of Common Stock of Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of Common Stock of the Surviving Corporation. Each stock certificate of Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

1.7 Surrender of Certificates.

(a) Exchange Agent. The Secretary of Parent, or an institution selected by Parent and reasonably acceptable to the Company, shall serve as the exchange agent (the “Exchange Agent”) for the Merger.

(b) Parent to Provide Cash Consideration. At the Effective Time, Parent shall make available to the Exchange Agent for exchange in accordance with this ARTICLE I the Cash Consideration payable pursuant to Section 1.6(a) hereof in exchange for outstanding shares of Company Capital Stock and Parent shall deposit into the Escrow Fund (as defined in Section 7.4(a) hereof) an amount of the Cash Consideration equal to the Escrow Amount. The amount deposited by Parent into the Escrow Fund with respect to each Stockholder shall be his, her or its Pro Rata Portion of the Escrow Amount to the Escrow Fund, rounded to the nearest cent (with amounts greater than or equal to $0.005 rounded up). If the sum of the Pro Rata Portions (each rounded to the nearest cent) for all Stockholders does not equal the Escrow Amount, then the appropriate amount will be added to or subtracted from the Pro Rata Portion of one or more Stockholder(s) such that the sum of the rounded Pro Rata Portions does equal the Escrow Amount.

(c) Exchange Procedures. Within five (5) Business Days of the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record (as of the Effective Time) of a certificate or certificates (the “Certificates”), which immediately prior to the Effective Time represented the outstanding shares of Company Capital Stock, (i) a letter of transmittal in the form attached hereto as Exhibit D (the “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the portion of the Cash Consideration payable upon surrender of said Certificates. Upon surrender of Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto (x), the holders of such Certificates formerly representing the Company Capital Stock shall be entitled to receive in exchange therefor (A) that portion of the Cash Consideration to which such holder is entitled pursuant to Section 1.6(a) hereof and (B) their right to receive payments from the Escrow

Fund, if any, upon the termination of the Escrow Fund in accordance with Article VII hereof and the Escrow Agreement, and the Certificate so surrendered shall be canceled and (y) Parent shall use its commercially reasonable efforts to have the Exchange Agent distribute, no later than five Business Days following the receipt of such Certificates and duly completed and validly executed Letter of Transmittal, the amount of Cash Consideration to which such holder is entitled pursuant to clause (x)(A) above. Until so surrendered, each Company Stock Certificate outstanding after the Effective Time will be deemed, for all corporate purposes thereafter, to evidence only the right to receive the portion of the Cash Consideration in exchange for shares of Company Capital Stock (without interest) into which such shares of Company Capital Stock shall have been so converted. No portion of the Cash Consideration will be paid to the holder of any unsurrendered Company Stock Certificate with respect to shares of Company Capital Stock formerly represented thereby until the holder of record of such Company Stock Certificate shall surrender such Company Stock Certificate and the executed exchange documents required by Parent in accordance with this Section 1.7(c).

(d) Transfers of Ownership. If any portion of the Cash Consideration is to be disbursed pursuant to Section 1.6 hereof to any Person other than the Person whose name is reflected on a Certificate surrendered in exchange therefor, it will be a condition of the issuance or delivery thereof that the certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by payment of any portion of the Cash Consideration in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

(e) Exchange Agent to Return Merger Consideration. At any time following the last day of the sixth (6th) month following the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to Parent or its designated successor or assign all amounts of the Cash Consideration that have been deposited with the Exchange Agent pursuant to Section 1.7(b) hereof, and any and all dividends, distributions, interest or other income or proceeds thereof, not disbursed to the holders of Certificates pursuant to Section 1.7(c) hereof, and thereafter the holders of Certificates shall be entitled to look to Parent (subject to the terms of Section 1.7(f) hereof) with respect to any and all cash amounts that may be payable to such holders of Certificates pursuant to Section 1.6(a) hereof upon the due surrender of such Certificates and duly executed exchange documents required by Parent in accordance with Section 1.7(c) hereof in the manner set forth in Section 1.7(c) hereof.

(f) No Liability. Notwithstanding anything to the contrary in this Section 1.7, neither the Exchange Agent, the Surviving Corporation, nor any party hereto shall be liable to a holder of shares of Company Capital Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

1.8 No Further Ownership Rights in Company Capital Stock. The portion of the Cash Consideration paid in respect of the surrender for exchange of shares of Company Capital Stock in accordance with the terms hereof and the right to receive payments from the Escrow Fund, if any, upon the termination of the Escrow Fund in accordance with Article VII hereof and the Escrow Agreement, shall be deemed to be full satisfaction of all rights pertaining to such shares of Company Capital Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this ARTICLE I.

1.9 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and that are held by stockholders who shall have not voted in favor of the Merger and who shall have demanded properly in writing appraisal for such Company Capital Stock in accordance with Section 262 of Delaware Law (collectively, the “Dissenting Shares”) shall not be converted into, or represent the right to receive, any portion of the Cash Consideration payable pursuant to Section 1.6(a) hereof. Such stockholders shall be entitled to receive payment of the appraised value of such Company Capital Stock held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Company Capital Stock under such Section 262 shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive any portion of the Cash Consideration payable pursuant to Section 1.6(a) hereof, without any interest thereon, upon surrender, in the manner provided in Section 1.7(c), of the certificate or certificates that formerly evidenced such Company Capital Stock.

(b) The Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to Delaware Law and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under Delaware Law. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

1.10 Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof, such amount, if any, as may be required pursuant to Section 1.6(a) hereof; provided, however, that Parent or the Exchange Agent may, in its discretion and as a condition precedent to the payment of such amount, if any, require the owner of such lost, stolen or destroyed Certificates to deliver an indemnification agreement in form and substance reasonably satisfactory to Parent against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

1.11 Taking of Necessary Action; Further Action. If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, Parent, Sub, and the officers and directors of the

Company, Parent and Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action not inconsistent with this Agreement.

1.12 Severance and Other Company Obligations. The Company shall be responsible for and satisfy (a) all severance payment obligations of the Company payable to each of those employees of the Company or its Subsidiaries who have not been offered or who have not accepted offers of continued employment by Parent or its Subsidiaries prior to the Closing and (b) all bonus or other incentive compensation obligations of the Company payable to employees in connection with the Merger (“Pre-Closing Employee Obligations”). The Closing Balance Sheet (as defined in Section 6.3(q) hereof) shall reflect all Pre-Closing Employee Obligations.

1.13 Tax Treatment. The parties hereto acknowledge that the Merger shall constitute a taxable transaction for income tax purposes. The parties to this transaction acknowledge that they and the stockholders of the Company are relying solely upon their own tax advisors with regard to the tax consequences of the Merger.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby makes to Parent and Sub the representations and warranties contained in this ARTICLE II, subject only to such exceptions as are specifically disclosed in writing in the disclosure schedule of the Company (referencing the appropriate section and paragraph numbers), which is attached hereto as Schedule I and incorporated herein by this reference (the “Disclosure Schedule”).

2.1 Organization of the Company. Each of the Company and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power, material governmental licenses, authorizations, permits, consents and approvals to own its properties and assets and to carry on its business as currently conducted and as currently contemplated to be conducted, except where the failure to have such license, authorization, permit, consent or approval would not result in a Company Material Adverse Effect. The Company and each of its Subsidiaries is duly qualified or licensed to do business and in good standing as a foreign corporation in each jurisdiction in which the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business make such qualifications necessary, except where the failure to have such qualification would, individually or in the aggregate, result in Losses of less than $25,000 in the aggregate. The Company has delivered to Parent (i) a true and correct copy of the Company’ Second Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and its Bylaws, as amended to date, each in full force and effect on the date hereof (collectively, the “Charter Documents”), and (ii) the equivalent organizational documents for each Subsidiary of the Company, each as amended to date. The Company is not in violation of any of the provisions of the Company Charter Documents and no Subsidiary of the Company is in violation of its equivalent organizational documents. Section 2.1(i) of the Disclosure Schedule lists the directors and officers of the Company and of each of its Subsidiaries as of the date hereof. The operations now being conducted by the Company are not now and have never been conducted by the Company under any other name. Section 2.1(ii) of the Disclosure Schedule also lists every state or foreign jurisdiction in which the Company or any of its Subsidiaries has employees or facilities.

2.2 Company Capital Structure.

(a) The authorized capital stock of the Company consists of 19,907,500 shares of Company Common Stock and 20,185,000 shares of Company Preferred Stock, of which 5,280,000 shares are designated “Series A Convertible Preferred Stock” and 4,812,500 shares are designated “Series B Convertible Preferred Stock.” At the close of business on the date of this Agreement, (i) 4,687,436 shares of Company Common Stock were issued and outstanding and (ii) no shares of Company Common Stock were held in treasury by the Company. At the close of business on the date of the Agreement, 5,280,000 shares of Series A Convertible Preferred Stock were issued and outstanding, and 4,812,500 shares of Series B Convertible Preferred Stock were issued and outstanding. The Company Capital Stock is held by the Stockholders, with domicile addresses and in the amounts set forth in Section 2.2(a)(i) of the Disclosure Schedule. All outstanding shares of Company Capital Stock and all outstanding Subsidiary Equity Interests are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, the Charter Documents or the applicable governing documents of any Subsidiary of the Company, or any agreement to which the Company or any Subsidiary of the Company is a party or by which it is bound. No shares of the Company Capital Stock or Subsidiary Equity Interests are subject to any Lien suffered or permitted by the Company or any of the Company’s Subsidiaries. Other than as contemplated herein, the Company and its Subsidiaries have not, and will not have, suffered or incurred any liability (contingent or otherwise) or claim, loss, liability, damage, deficiency, cost or expense which has not been paid or satisfied prior to the date hereof relating to or arising out of the issuance or repurchase of any Company Capital Stock or Subsidiary Equity Interests or options or warrants to purchase Company Capital Stock or Subsidiary Equity Interests, or out of any agreements or arrangements relating thereto (including any amendment of the terms of any such agreement or arrangement). No Stockholder has exercised any right of redemption, if any, and the Company has not received notice that any Stockholder intends to exercise such rights. Except as set forth in Section 2.2(a)(ii) of the Disclosure Schedule, there are no declared or accrued but unpaid dividends with respect to any shares of Company Capital Stock. There are no shares of Company Unvested Capital Stock. The Company and its Subsidiaries have no other capital stock authorized or issued and outstanding

(b) Except for the Plan, the Company and its Subsidiaries have never adopted, sponsored or maintained any stock option plan or any other plan or agreement providing for the issuance of equity or cash compensation based on equity (including as compensation) to any Person. The Company has reserved 4,125,000 shares of Company Common Stock for issuance to employees and directors of, and consultants to, the Company upon the issuance of stock or the exercise of options granted under the Plan or any other plan, agreement or arrangement (whether written or oral, formal or informal), of which 3,292,501 shares were reserved for issuance upon the exercise of outstanding options to purchase Company Common Stock and 1,360,815 shares were fully vested and issuable, immediately prior to the date hereof, upon the exercise of outstanding, unexercised options granted under the Plan. Section 2.2(b)(i) of the Disclosure Schedule sets forth for each outstanding Company Option, the name of the holder of such option, the type of entity of such holder, if not an individual, the domicile address of such holder, the number of shares of Company Capital Stock issuable upon the exercise of such option, the date on which such Company Option was granted, the exercise price of such option, the applicable vesting schedule, whether the exercisability of such Company Option will be accelerated in any way by the transactions contemplated by the Agreement (indicating the extent of any such acceleration), whether such option is a nonstatutory option or intended to qualify as an incentive stock option as defined in Section 422 of the Code and whether such option is subject to Section 409A of the Code. Except as set forth in Section 2.2(b)(ii) of the Disclosure Schedule, there are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Option or Company Unvested Capital Stock as a result of the related transactions or upon termination of employment or service with the Company or any of its Subsidiaries following the Merger or otherwise.

(c) Except for the Company Options set forth in Section 2.2(c)(i) of the Disclosure Schedule, there are no options, warrants, calls, rights, convertible securities, commitments or agreements of any character, written or oral, to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or any of its Subsidiaries to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. There are no outstanding debt securities of the Company or any of its Subsidiaries. Except as set forth in Section 2.2(c)(ii) of the Disclosure Schedule, there are no securities or instruments containing anti-dilution or similar provisions by which the Company or any of its Subsidiaries is or may become bound. Except as set forth in Section 2.2(c)(iii) of the Disclosure Schedule, there are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to the Company or any of its Subsidiaries. Except as contemplated hereby or as set forth in Section 2.2(c)(iv) of the Disclosure Schedule, there are no voting trusts, proxies, or other agreements or understandings with respect to the voting stock of the Company or voting by a director of the Company. Except as set forth in Section 2.2(c)(v) of the Disclosure Schedule, there are no agreements to which the Company or any of its Subsidiaries is a party relating to the registration, sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag-along” rights) of any Company Capital Stock or any Subsidiary Equity Interests. As a result of the Merger, Parent will be the sole record and beneficial holder of all issued and outstanding Company Capital Stock and all rights to acquire or receive any shares of Company Capital Stock, whether or not such shares of Company Capital Stock are outstanding.

(d) True, correct and complete copies of the Plan, the standard form of all agreements and instruments relating to or issued under the Plan or Company Option or any agreement that differs in any material respect from such standard form agreements, have been provided to Parent, and such agreements and instruments have not been amended, modified or supplemented since being provided to Parent, and, except as contemplated by this Agreement, there are no agreements, understandings or commitments to amend, modify or supplement such agreements or instruments in any case from those provided to Parent. Besides the Plan, there are no other stock option plans or other equity-related plans of the Company pursuant to which the Company has, or may, issues Company Capital Stock or Company Options.

(e) The allocation of the Cash Consideration set forth in Section 1.6 hereof is consistent with the Certificate of Incorporation.

2.3 Anti-takeover Statutes. The Company’s board of directors (the “Board”) has approved the Merger and the Agreement and taken all actions sufficient to render inapplicable to the Merger, the execution, delivery and performance of the Agreement and the transactions contemplated hereby, the provisions of Section 203 of Delaware Law applicable to a “business combination” (as defined in such Section 203). No other state takeover statute or similar statute or regulation or anti-takeover provision in the Company Charter Documents applies to or at the Effective Time will be applicable to the Merger, the Agreement and the transactions contemplated hereby.

2.4 Subsidiaries. Except for the Subsidiaries listed on Section 2.4 of the Disclosure Schedule, the Company does not have and has never had any Subsidiaries or affiliated companies and does not otherwise own or control and has never otherwise owned or controlled any shares of capital stock or any interest in, directly or indirectly, any other corporation, limited liability company, partnership, association, joint venture or other business entity. Each Subsidiary of the Company is wholly owned by the Company and the Company is the sole record and beneficial holder of all issued and outstanding Subsidiary Equity Interests and all rights to acquire or receive any Subsidiary Equity Interests, whether or not such Subsidiary Equity Interests are outstanding.

2.5 Authority. The Company has all requisite power and authority to enter into this Agreement and any Related Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and any Related Agreements to which the Company is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company and no further corporate action is required on the part of the Company to authorize this Agreement and any Related Agreements to which it is a party and the transactions contemplated hereby and thereby. At a meeting duly called and held, the Board has (i) unanimously determined that the Merger, this Agreement and the transactions contemplated hereby, are fair to and in the best interests of the Stockholders, (ii) unanimously approved the Merger and approved and adopted this Agreement and the transactions contemplated hereby, and (iii) unanimously resolved to recommend approval of the Merger and approval and adoption of this Agreement and the transactions contemplated thereby by the Stockholders. The affirmative vote by (i) the holders of a majority of the outstanding shares Company Common Stock and Company Preferred Stock, voting together as a single class and (ii) the holders of seventy-five percent (75%) of the outstanding shares of Company Preferred Stock, voting together as a separate class is the only approval of holders of Company Capital Stock that is necessary to consummate the Merger and the transactions contemplated thereby under Delaware Law, the Charter Documents and any Contract to which the Company is bound. This Agreement and each of the Related Agreements to which the Company is a party have been duly executed and delivered by the Company and constitute the valid and binding obligations of the Company enforceable against it in accordance with their respective terms, except as such enforceability may be limited by principles of public policy and subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

2.6 No Conflict. Except for the necessary consents, waivers or approvals of third parties set forth in Section 2.6 of the Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement and any Related Agreement to which the Company is a party, and the consummation of the transactions contemplated hereby and thereby, will not contravene, conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit, result in the creation or imposition of any Lien under or materially impair the Company’s rights or alter the rights or obligations of a third party under (any such event, a “Conflict”) (i) any provision of the Charter Documents or the equivalent organizational documents of any of the Company’s Subsidiaries, (ii) any Contract, or (iii) any judgment, injunction, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or any of the properties (whether tangible or intangible) or assets of the Company or any of its Subsidiaries. Section 2.6 of the Disclosure Schedule sets forth all necessary consents, waivers and approvals of parties to any Contracts as are required thereunder in connection with the Merger, or for any such Contract to remain in full force and effect without limitation, modification or alteration after the Effective Time so as to preserve all rights of, and benefits to, the Company and its Subsidiaries, under such Contracts from and after the Effective Time. Following the Effective Time, the Surviving Corporation will be permitted to exercise all of its rights under the Contracts without the payment of any additional amounts or consideration other than ongoing obligations, fees, royalties or payments which the Company would otherwise be required to satisfy, perform or pay pursuant to the terms of such Contracts had the transactions contemplated by this Agreement not occurred. Neither the Company nor any of its Subsidiaries are in violation or default of any Contract, except for such violations or defaults that would not result in Losses exceeding (x) $25,000 with respect to any individual contract or (y) $100,000 in the aggregate.

2.7 Consents. No consent, notice, waiver, approval, order or authorization of, or registration, declaration or filing with any court, administrative agency or commission or other federal, state, county, local or other foreign governmental authority, instrumentality, agency or commission (each, a “Governmental Entity”) is required by, or with respect to, the Company in connection with the execution and delivery of this Agreement and any Related Agreement to which the Company is a party or the consummation of the transactions contemplated hereby and thereby, except for (i) such consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable securities laws, (ii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings, which, if not obtained or made would, individually or in the aggregate, result in Losses of less than $50,000, (iii) such filings as may be requested under the HSR Act and (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.

2.8 Company Financial Statements.

(a) Section 2.8(a) of the Disclosure Schedule sets forth the Company’s unaudited consolidated balance sheet as of December 31, 2004 (the “Balance Sheet Date”), and the related unaudited consolidated statements of income, cash flow and stockholders’ equity for the 12-month period then ended (collectively, the “Unaudited Financials”), which Unaudited Financials have been reviewed by KPMG, LLP, the Company’s independent auditors, under Statement of Accounting Standards Number 71. The Unaudited Financials are, and the Year-End Financials, the Closing Balance Sheet and Income Statement and the Statement of Expenses when delivered will be, true and correct in all material respects. The Unaudited Financials have been, and the Year-End Financials when delivered will be, prepared in accordance with GAAP on a consistent basis throughout the periods indicated and are consistent with each other (except that the Unaudited Financials will not contain footnotes and other presentation items that may be required by GAAP). The Closing Balance Sheet and Income Statement when delivered shall reflect the reasonable best efforts of the Company to prepare consolidated comparative financial statements of the Company for the periods presented therein in a manner consistent with the accounting principles, policies and procedures used in the preparation of the Unaudited Financials. The Unaudited Financials present, and the Year-End Financials and the Closing Balance Sheet and Income Statement when delivered will present, fairly the consolidated financial condition, operating results and cash flows as of the dates and during the periods indicated therein of the Company and its consolidated Subsidiaries, subject in the case of the Unaudited Financials and the Closing Balance Sheet and Income Statement, to normal year-end adjustments, which are not material in amount or significance in any individual case or in the aggregate. The Company’s unaudited consolidated balance sheet as of the Balance Sheet Date is referred to hereinafter as the “Current Balance Sheet.” All reserves that are set forth in or reflected in the Current Balance Sheet have been, and all reserves that will be set forth in or reflected in the Year-End Balance Sheet and the Closing Balance Sheet will be, established in accordance with GAAP consistently applied. At the Balance Sheet Date, there were, and at the time of the Year-End Balance Sheet Date and the Closing Balance Sheet Date, there will be, no material loss contingencies (as such term is used in Statement of Financial Accounting Standards No. 5 (“Statement No. 5”) issued by the Financial Accounting Standards Board in March 1975) that are not adequately provided for in the Current Balance Sheet, the Year-End Balance Sheet and the Closing Balance Sheet, respectively, as required by Statement No. 5. The Unaudited Financials comply, and the Year-End Financials and the Closing Balance Sheet when delivered will comply, in all material respects with the requirements of the American Institute of Certified Public Accountants’ Statement of Position 97-2. The Company has not had any dispute with any of its auditors regarding accounting matters or policies during any of its past three full fiscal years or during the current fiscal year-to-date. The books and records of the Company and each of its Subsidiaries have been, and are being maintained in all material respects in accordance with applicable legal and accounting requirements and the Unaudited Financials, the Year-End Financials and the Closing Balance Sheet and Income Statement have been, or when delivered will be, prepared from and in accordance with such books and records.

2.9 Internal Controls. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions of the Company and its Subsidiaries are executed in accordance with management’s general or specific authorizations; (ii) transactions of the Company and its Subsidiaries are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; and (iii) access to assets of the Company and its Subsidiaries is permitted only in accordance with management’s general or specific authorization. Except as set forth in Section 2.9 of the Disclosure Schedule, the Company is in material compliance with its system of internal accounting controls.

2.10 No Undisclosed Liabilities. Except for obligations of future performance arising in the ordinary course of business and consistent with past practice under the Contracts that have been disclosed to Parent, neither the Company nor any of its Subsidiaries has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any type or kind whatsoever, whether accrued, absolute, contingent, determined, determinable, matured, unmatured or otherwise (whether or not required to be reflected in financial statements in accordance with GAAP) and there is no existing condition, situation or set of circumstances which would reasonably be expected to result in such liability, which, individually or in the aggregate, (i) has not been reflected in the Current Balance Sheet (if required by GAAP to be so reflected), or (ii) has not arisen in the ordinary course of business consistent with past practices since the Balance Sheet Date and prior to the date hereof and which, individually or in the aggregate, would result in Losses of greater than $25,000.

2.11 No Changes. Except as expressly contemplated by this Agreement and other than as set forth in Section 2.11 of the Disclosure Schedule, since the Balance Sheet Date, there has not been, occurred or arisen any:

(a) transaction by the Company or any of its Subsidiaries except in the ordinary course of business as conducted on that date and consistent with past practices;

(b) amendment or change to the Charter Documents and the equivalent organizational documents of the Company’s Subsidiaries;

(c) amendment of any term of any outstanding security of the Company or any of its Subsidiaries;

(d) expenditure, transaction or commitment by the Company or any of its Subsidiaries exceeding $25,000 individually or $100,000 in the aggregate;

(e) payment, discharge, waiver or satisfaction, in any amount in excess of $25,000 in any one case, or $100,000 in the aggregate, of any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise of the Company), other than payments, discharges, waivers or satisfactions in the ordinary course of business or liabilities reflected or reserved against in the Current Balance Sheet;

(f) destruction of, damage to, or loss of any material assets (whether tangible or intangible), material business or material customer of the Company (whether or not covered by insurance);

(g) material employment dispute, including but not limited to, claims or matters raised in writing by any individuals or any workers’ representative organization, bargaining unit or union regarding labor trouble or claim of wrongful discharge or other unlawful employment or labor practice or action with respect to the Company or any of its Subsidiaries;

(h) change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by the Company or any of its Subsidiaries other than as required by GAAP;

(i) change in any material election in respect of Taxes (as defined in Section 2.13(a) hereof), adoption or change in any accounting method in respect of Taxes, agreement or settlement of any claim or assessment in respect of Taxes, or extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(j) revaluation by the Company or any of its Subsidiaries of any assets (whether tangible or intangible), including without limitation, writing down the value of inventory or writing off notes or accounts receivable, other than in the ordinary course of business consistent with past practice;

(k) declaration, setting aside or payment of a dividend or other distribution (whether in cash, stock or property) in respect of any Company Capital Stock, or any split, combination or reclassification in respect of any shares of Company Capital Stock, or any issuance or authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Capital Stock, or any direct or indirect repurchase, redemption, or other acquisition by the Company of any shares of Company Capital Stock (or options, warrants or other rights convertible into, exercisable or exchangeable therefor);

(l) increase in or other change to the salary or other compensation payable or to become payable by each of the Company and its Subsidiaries to any of its officers, directors, employees or consultants, or the declaration, payment or commitment or obligation of any kind for the payment (whether in cash or equity) by the Company or any of its Subsidiaries of a severance payment, termination payment, bonus or other additional salary or compensation to any such person;

(m) agreement, contract, covenant, instrument, lease, license or commitment to which the Company or any of its Subsidiaries is a party or by which it or any of its assets (whether tangible or intangible) are bound or any termination, extension, amendment or modification of the terms of any agreement, contract, covenant, instrument, lease, license or commitment to which the Company or any of its Subsidiaries is a party or by which it or any of its assets are bound;

(n) sale, lease, license or other disposition of any of the assets (whether tangible or intangible) or properties of the Company or any of its Subsidiaries, including, but not limited to, the sale of any accounts receivable of the Company, or any creation of any security interest in such assets or properties, other than non-exclusive licenses entered into in the ordinary course of business;

(o) loan by the Company or any of its Subsidiaries to any Person, purchase by the Company or any of its Subsidiaries of any debt securities of any Person, or capital contributions to investment in any Person;

(p) creation, assumption or other incurrence by each of the Company and its Subsidiaries of any Lien on any of its assets, except for Permitted Liens;

(q) incurring by the Company or any of its Subsidiaries of any indebtedness, amendment of the terms of any outstanding loan agreement, guaranteeing by the Company of any indebtedness, issuance or sale of any debt securities of the Company or any of its Subsidiaries or guaranteeing of any debt securities of others, except for advances to employees for travel and business expenses in the ordinary course of business consistent with past practices and not in excess of $50,000 in the aggregate;

(r) waiver or release of any right or claim of the Company or any of its Subsidiaries, including any write-off or other compromise of any account receivable of the Company, other than in the ordinary course of business;

(s) commencement or settlement of any lawsuit by the Company or any of its Subsidiaries, the commencement, settlement, notice or written threat of any lawsuit or proceeding or other investigation against the Company or its affairs;

(t) notice of any claim or potential claim of ownership, interest or right by any person other than the Company in or to the Company Intellectual Property (as defined below) or of infringement by the Company of any other Person’s Intellectual Property (as defined below);

(u) issuance, grant, delivery or sale, or contract or agreement to issue, grant, deliver or sell, by the Company of any shares of Company Capital Stock or securities convertible into, or exercisable or exchangeable for, shares of Company Capital Stock, or any securities, warrants, options or rights to purchase any of the foregoing;

(v) (i) sale or license of any Company Intellectual Property or execution of any agreement with respect to Company Intellectual Property with any Person, or (ii) purchase or license of any Intellectual Property or execution of any agreement with respect to the Intellectual Property of any Person other than the Company, (iii) agreement with respect to the development of any Intellectual Property with a third party, or (iv) material change in pricing or royalties set or charged by the Company or any of its Subsidiaries to its customers or licensees or in pricing or royalties set or charged by persons who have licensed Intellectual Property to the Company or any of its Subsidiaries, except in the case of clause (i) pursuant to the Company’s End User Agreement, substantially on standard terms and conditions;

(w) agreement or modification to any Contract pursuant to which any other party was granted marketing, distribution, development, manufacturing or similar rights of any type or scope with respect to any products or technology of the Company or any of its Subsidiaries;

(x) event, occurrence, development, state of circumstances, facts, or condition of any character that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(y) any agreement to purchase or sell any interest in real property, grant any security interest in any real property, enter into any lease, sublease, license or other occupancy agreement with respect to any real property or alter, amend, modify or terminate any of the terms of any Lease Agreement (as defined in Section 2.15(b));

(z) acquisition or agreement to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or corporation, partnership, association or other business organization or division thereof, or other acquisition or agreement to acquire any assets or any equity securities that are material, individually or in the aggregate, to the business of the Company;

(aa) cancellation, amendment or renewal of any insurance policy; and

(bb) agreement by the Company or any of its Subsidiaries, to do any of the things described in the preceding clauses (a) through (aa) of this Section 2.11 (other than negotiations with Parent and its representatives regarding the transactions contemplated by this Agreement and any Related Agreement).

2.12 Accounts Receivable.

(a) The Company has made available to Parent an accurate, true and correct list of all accounts receivable of the Company and its Subsidiaries as of the Balance Sheet Date, together with an aging schedule indicating a range of days elapsed since invoice.

(b) All of the accounts receivable of the Company and its Subsidiaries arose in the ordinary course of business and are carried at values determined in accordance with GAAP consistently applied. No Person has any Lien on any accounts receivable of the Company or its Subsidiaries and no agreement for a deduction or discount has been made with respect to any accounts receivable of the Company or its Subsidiaries.

2.13 Tax Matters.

(a) Definition of Taxes. For the purposes of this Agreement, the term “Tax” (or collectively, “Taxes”) shall mean (i) any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities in the nature of taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes as well as social security charges (including but not limited to health, unemployment, workers’ compensation and pension insurance), together with all interest, penalties and additions imposed with respect to such amounts, (ii) any liability for the payment of any amounts of the type described in clause (i) of this Section 2.13(a) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) of this Section 2.13(a) as a result of any express or implied obligation to indemnify any other person or as a result of any obligation under any agreement or arrangement with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

(b) Tax Returns and Audits.

(i) The Company and its Subsidiaries have (a) prepared and timely filed all required federal, state, local and foreign returns, estimates, information statements and reports (“Returns”) relating to any and all Taxes of the Company (including the Company’s Subsidiaries) and such Returns are true and correct and have been or will be completed in accordance with applicable law and (b) timely paid in full all Taxes it is required to pay.

(ii) The Company and its Subsidiaries have withheld or paid to the appropriate authorities, with respect to its Employees and other third parties, all federal, state and foreign income taxes and social security charges and similar fees, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other Taxes required to be so withheld or paid.

(iii) Neither the Company nor any of its Subsidiaries have been or is now delinquent in the payment of any Tax, nor is there any Tax deficiency outstanding, assessed or proposed against the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(iv) No audit or other examination of any Return of the Company or any of its Subsidiaries is currently in progress, nor has the Company or any of its Subsidiaries been notified of any request for such an audit or other examination.

(v) Neither the Company nor any of its Subsidiaries has any liabilities for unpaid Taxes which have not been reserved on the Current Balance Sheet, whether asserted or unasserted, whether or not shown on any return, contingent or otherwise, and neither the Company nor any of its Subsidiaries has incurred any liability for Taxes since the Balance Sheet Date other than in the ordinary course of business.

(vi) The Company has provided to Parent or its legal counsel copies of all Returns for the Company and its Subsidiaries filed for all periods since its inception and all examination reports and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries.

(vii) There are (and immediately following the Effective Time there will be) no Liens on the assets of the Company or any of its Subsidiaries relating to or attributable to Taxes other than Liens for Taxes not yet due and payable. The Company has no Knowledge of any basis for the assertion of any claim relating or attributable to Taxes, which, if adversely determined, would result in any Lien on the assets of the Company or any of its Subsidiaries.

(viii) None of the assets of the Company of any of its Subsidiaries is treated as “tax-exempt use property,” within the meaning of Section 168(h) of the Code.

(ix) The Company has never filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(4) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(2) of the Code) owned by the Company or any of its Subsidiaries.

(x) The Company has (a) never been a member of an affiliated group (within the meaning of Code §1504(a)) filing a consolidated federal income Tax Return other than an affiliated group consisting of the Company and its Subsidiaries, (b) never been a party to any Tax sharing, indemnification or allocation agreement, (c) no liability for the Taxes of any Person (other than Company or its Subsidiaries), under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or agreement, or otherwise and (d) never been a party to any joint venture, partnership or other arrangement that could be treated as a partnership for Tax purposes.

(xi) The Company’s tax basis in its assets for purposes of determining its future amortization, depreciation and other income Tax deductions is accurately reflected on the Company’s tax books and records.

(xii) The Company has never been, at any time, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

(xiii) No adjustment relating to any Return filed by the Company or any of its Subsidiaries has been proposed formally or, to the Knowledge of the Company, informally by any tax authority to the Company or any representative thereof.

(xiv) Neither the Company not its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (x) in the two (2) years prior to the date of this Agreement or (y) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(xv) Neither the Company nor its Subsidiaries has ever engaged in a transaction that is the same or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Treasury Regulation Section 1.6011-4(b)(2).

(xvi) Neither the Company nor or any of its Subsidiaries have ever received written notice of a claim made by a Tax authority in a jurisdiction where it does not file Returns that it is or may be subject to taxation by that jurisdiction.

(xvii) Each of the Company and each of its Subsidiaries has in its possession official foreign government receipts for any Taxes paid by it to any foreign Tax authorities.

(xviii) The Company for itself and for its Subsidiaries has made available to the Parent all documentation relating to any Tax holidays or incentives with respect to which the Company or any of its Subsidiaries claims any entitlement. The Company and its Subsidiaries are in compliance with the requirements for any applicable Tax holidays or incentives.

(xix) The Company and its Subsidiaries have complied in all respects with the provision of the Code relating to the withholding of Taxes (including maintenance of records), as well as similar provisions under any other laws, and has, within the time and in the manner prescribed by law, withheld and paid over to the proper Tax authority all such amounts paid.

(c) Executive Compensation Tax. There is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party, including, without limitation, the provisions of this Agreement, covering any Employee of the Company or any of its Subsidiaries, which, individually or collectively, could give rise to the payment (or could be subject to additional tax under Section 409A of the Code) of any amount that would not be deductible pursuant to Sections 404 or 162(m) of the Code.

2.14 Restrictions on Business Activities. Except as set forth in Section 2.14 of the Disclosure Schedule, there is no agreement (non-competition or otherwise), commitment, judgment, injunction, order or decree to which the Company or any of its Subsidiaries is a party or which is otherwise binding upon the Company or any of its Subsidiaries which has or may reasonably be expected to have the effect of prohibiting or restricting any business activities of the Company, any acquisition of property (tangible or intangible) by the Company, the conduct of business by the Company, or otherwise limiting the freedom of the Company or its Subsidiaries to engage in any line of business or to compete with any Person. Without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries is a party to any agreement under which the Company or a Subsidiary of the Company is restricted from selling, licensing, or otherwise distributing any of its technology or products or from providing services to customers or potential customers or any class of customers, in any geographic area, during any period of time, or in any segment of the market.

2.15 Title to Properties; Absence of Liens and Encumbrances; Condition of Equipment; Customer Information.

(a) Neither the Company nor any of its Subsidiaries owns, or has ever owned, any real property. Section 2.15(a) of the Disclosure Schedule sets forth a list of all real property currently leased, subleased or licensed by or from the Company or any of its Subsidiaries or otherwise used or occupied by the Company or any of its Subsidiaries for the operation of business (the “Leased Real Property”), the name of the lessor, licensor, sublessor, master lessor or lessee, the date and term of the lease, license, sublease or other occupancy right and each amendment thereto and, with respect to any current lease, license, sublease or other occupancy right the aggregate annual rental payable thereunder.

(b) The Company has provided Parent true, correct and complete copies of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Leased Real Property, including all amendments, terminations and modifications thereof (“Lease Agreements”); and there are no Lease Agreements for real property to which the Company or any of its Subsidiaries is bound, other than those identified in Section 2.15(b)2.15(b) of the Disclosure Schedule. All such Lease Agreements are valid and effective in accordance with their respective terms, and (x) with respect to the Company under any of such leases, no rentals are past due and there is no existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default) and (y) to the Knowledge of the Company, with respect to any other Person under any of such leases, no rentals are past due and there is no existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default). Neither the Company nor any of its Subsidiaries could be required to expend more than $10,000 in causing any Leased Real Property to comply with the surrender conditions set forth in the applicable Lease Agreement. Neither the Company nor or any of its Subsidiaries have received any notice of a default, alleged failure to perform, or any offset or counterclaim with respect to any such Lease Agreement, which has not been fully remedied and withdrawn. The Closing will not affect the continued use and possession of the Leased Real Property by the Company or any of its Subsidiaries for the conduct of business as presently conducted. The Company currently occupies the Leased Real Property for the operation of its business. There are no other parties occupying, or with a right to occupy, the Leased Real Property. The Company owes no brokerage commissions or finders fees with respect to any such Leased Real Property or would owe any such fees if any existing Lease Agreement were renewed pursuant to any renewal options contained in such Lease Agreements.

(c) The Leased Real Property is in good operating condition and repair, and to the Knowledge of the Company, the Leased Real Property is free from structural, physical and mechanical defects, ordinary wear and tear excepted. The Leased Real Property is maintained in a manner consistent with standards generally followed with respect to similar properties, and is otherwise suitable for the conduct of the business as presently conducted. To the Knowledge of the Company, neither the operation of the Company or any of its Subsidiaries on the Leased Real Property nor such Leased Real Property, including the improvements thereon, violate in any material respect any applicable building code, zoning requirement or statute relating to such property or operations thereon, and any such non-violation is not dependent on so-called non-conforming use exceptions.

(d) Each of the Company and its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets (tangible or intangible), real, personal and mixed, used or held for use in its business, free and clear of any Liens, except Permitted Liens.

(e) Section 2.15(e) of the Disclosure Schedule lists all material items of equipment (the “Equipment”) owned or leased by the Company, and such Equipment is (i) adequate for the conduct of the business of the Company and its Subsidiaries as currently conducted and as currently contemplated to be conducted, and (ii) in good operating condition, regularly and properly maintained, subject to normal wear and tear.

(f) The Company has sole and exclusive ownership, free and clear of any Liens, of all customer lists, customer contact information, customer correspondence and customer licensing and purchasing histories relating to its current and former customers (the “Customer Information”).

2.16 Intellectual Property.

(a) Definitions. For all purposes of this Agreement, the following terms shall have the following respective meanings:

“Company Intellectual Property” shall mean any Intellectual Property that is owned by, or exclusively licensed to, the Company or any of its Subsidiaries, including Company Registered Intellectual Property Rights.

“Company Source Code” shall mean, collectively, any software source code or confidential manufacturing specifications or designs, any material portion or aspect of software source code, or any confidential information or algorithm contained in or relating to any software source code, of any Company Intellectual Property or any Company Product.

“End User Agreement” shall mean customer agreements (including the Company’s standard end user license agreement that is presented to an end user during installation of the Company’s Products) entered into in the ordinary course of business that provide users the non-exclusive right to use a Company Product (in the case of Company Products that include software, such agreement providing only an object code license to such software) or non-exclusive right to receive services of the Company, but provides no rights to distribute Company Products to third parties or make any modifications thereto.

“Intellectual Property” shall mean Technology and Intellectual Property Rights.

“Intellectual Property Rights” shall mean any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States and foreign patents, provisional patents and utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries (“Patents”); (ii) all trade secrets, confidential invention disclosures, and similar rights in know-how and confidential or proprietary information; (iii) all copyrights, copyright registrations and applications therefor and all other rights corresponding thereto throughout the world (“Copyrights”); (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) mask works, mask work registrations and applications therefor, and all other rights corresponding thereto throughout the world (“Mask Works”); (vi) all rights in World Wide Web addresses, uniform resource locators and domain names and applications and registrations therefor; (vii) all rights in all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor (“Trademarks”); (viii) Moral Rights, and (ix) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world.

“Moral Rights” means any right to claim authorship to or to object to any distortion, mutilation, or other modification or other derogatory action in relation to a work, whether or not such would be prejudicial to the author’s reputation, and any similar right, existing under common or statutory law of any country in the world or under any treaty, regardless of whether or not such right is denominated or generally referred to as a “moral right.”

“Registered Intellectual Property Rights” shall mean all United States, international and foreign: (i) applied for or issued Patents, including applications therefor; (ii) registered Trademarks and applications for registration thereof; (iii) Copyright registrations and applications to register Copyrights; (iv) registered Mask Works and applications to register Mask Works; (v) registered World Wide Web addresses, uniform resource locators and domain names, and applications for registration thereof; and (vi) any other Intellectual Property Right that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any private, state, government or other public legal authority at any time.

“Shrinkwrap Agreements” shall mean inbound generally available commercial binary code non-exclusive end-user licenses that provide the rights to use Intellectual Property for total consideration, with respect to each such agreement, of less than U.S. $1,000 (including support and maintenance fees). “Shrinkwrap Agreements” exclude those agreements relating to Open Source Materials.

“Technology” shall mean any or all of the following tangibles (including any and all instantiations thereof in any form and embodied in any media): (i) works of authorship including, without limitation, computer programs, algorithms, routines, source code and executable code, whether embodied in software or otherwise, documentation, designs, files, records and similar data; (ii) inventions (whether or not patentable) and improvements; (iii) proprietary and confidential information, including technical data and customer and supplier lists, trade secrets, show-how, know how and techniques; (iv) databases, data compilations and collections and technical data; (v) processes, tools, devices, methods, prototypes, schematics, bread boards, net lists, mask works, test methodologies and development tools. “Technology” excludes any Intellectual Property Rights in any of the foregoing.

(b) Section 2.16(b) of the Disclosure Schedule contains a complete and accurate list (by name and version number) of all products, software or service offerings of the Company and its Subsidiaries that have been sold, distributed or otherwise disposed of by the Company and its Subsidiaries in the past five (5) years or which the Company and its Subsidiaries intend to sell, distribute or otherwise dispose of in the future, including any products or service offerings under development (collectively, the “Company Products”).

(c) Section 2.16(c) of the Disclosure Schedule lists all Registered Intellectual Property Rights owned by, or applied for, by the Company and its Subsidiaries (the “Company Registered Intellectual Property Rights”) and lists any proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office (the “PTO”) or equivalent authority anywhere in the world) related to any of Company Registered Intellectual Property Rights or Company Products.

(d) Each Company Registered Intellectual Property Right is currently in compliance with all formal legal requirements and is valid and subsisting. As of the date of this Agreement and as of the Closing Date, all necessary documents and certificates in connection with such Company Registered Intellectual Property Rights have been filed with the relevant patent, copyright, trademark or other authorities in the United States and foreign jurisdictions, for the purposes of perfecting, prosecuting and maintaining Registered Intellectual Property Rights. Except as set forth in Section 2.16(d) of the Disclosure Schedule, there are no actions that must be taken by the Company or any of its Subsidiaries within 90 days of the date of this Agreement, including the payment of any registration, maintenance or renewal fees or the filing of any responses to PTO office actions, documents, applications or certificates for the purposes of obtaining, maintaining or preserving or renewing any Registered Intellectual Property Rights.

(e) In each case in which the Company or any of its Subsidiaries has acquired, other than through a license, any Intellectual Property Right from any Person, the Company or its Subsidiary has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in and to all such Intellectual Property Rights (including the right to seek past and future damages with respect thereto) to the Company. The Company has recorded each such assignment of Registered Intellectual Property Right assigned to the Company with the relevant Governmental Entity in accordance with applicable laws and regulations in each jurisdiction in which such assignment is required to be recorded.

(f) The Company has no Knowledge of any facts or circumstances that would render any Intellectual Property Right that is Company Intellectual Property invalid or unenforceable.

(g) Except as set forth in Section 2.16(g)(i) of the Disclosure Schedule, all Company Intellectual Property that is owned by the Company or any of its Subsidiaries will be fully transferable, alienable or licensable by the Surviving Corporation without restriction and without payment of any kind to any third party and is owned exclusively by the Company. Except as set forth in Section 2.16(g)(ii) of the Disclosure Schedule, all Company Intellectual Property that is exclusively licensed to the Company or any of its Subsidiaries will be fully licensable by the Surviving Corporation without restriction and without payment of any kind to any third party.

(h) Each item of Company Intellectual Property is free and clear of any Liens, except for the Company’s End User Agreements or except as set forth in Section 2.16(h) of the Disclosure Schedule. The Company has provided to Parent a true and complete copy of all form End User Agreements entered into by the Company or any of its Subsidiaries in the past five (5) years.

(i) The Company is the exclusive owner or exclusive licensee of all Intellectual Property Rights that are Company Intellectual Property and it is the exclusive owner of all Technology that is Company Intellectual Property. Without limiting the generality of the foregoing, and except as set forth in Section 2.16(i) of the Disclosure Schedule, (i) the Company is the exclusive owner of all material Trademarks used in connection with the operation or conduct of the business of the Company, including the sale, distribution or provision of any the Company Products by the Company, (ii) the Company owns exclusively all copyrighted works that are included or incorporated into Company Products or which the Company otherwise purports to own, and (iii) to the extent that any Patents would be infringed by any Company Products, the Company is the licensee or exclusive owner of such Patents.

(j) Except as set forth in Section 2.16(j) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries have (i) transferred ownership of, or entered into any agreement under which it has, or may have, the obligation to transfer any ownership of, or granted any exclusive license to use or distribute (or entered into any agreement under which it has, or may have, the obligation to grant any exclusive license to use or distribute), or authorized the retention of any exclusive rights to use or joint ownership of, any Intellectual Property Right that is Company Intellectual Property, to any other Person, (ii) permitted the rights of the Company or its Subsidiary in such Company Intellectual Property to lapse or enter the public domain, (iii) entered into any agreement under which it has granted any covenant not to sue, assert or exploit any Intellectual Property Right of the Company or any of its Subsidiaries, or (iv) entered into any agreement under which it has granted any Person the right to bring a lawsuit for infringement or misappropriation of any Company Intellectual Property.

(k) All Intellectual Property Rights that are Company Intellectual Property were created solely by either (i) employees of the Company or (ii) by third parties, and in each case such employee or third party has validly and irrevocably assigned all of their rights, including Intellectual Property Rights therein, to the Company, and no third party owns or has any rights to any Intellectual Property Rights that are Company Intellectual Property. The Company has provided to Parent true and correct copies of the forms for such assignments.

(l) Except as set forth in Section 2.16(l) of the Disclosure Schedule, to the extent that any Intellectual Property has been developed or created by a third party for the Company or any of its Subsidiaries and is incorporated into any Company Products, the Company or a Company

Subsidiary has a written agreement with such third party with respect thereto and the Company thereby either (i) has obtained ownership of, and is the exclusive owner of, all Intellectual Property Rights in such Intellectual Property; or (ii) has obtained a perpetual, royalty-free, fully paid-up, non-terminable license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to all such third party’s Intellectual Property Rights in such Intellectual Property.

(m) The Company Intellectual Property (and Intellectual Property that the Company has obtained pursuant to a Shrinkwrap Agreement), and the rights described in Section 2.16(l)(ii) above, constitute all the Intellectual Property which is used in or necessary to the conduct of such business of the Company and its Subsidiaries as it currently is conducted and as it is currently planned by the Company and its Subsidiaries to be conducted, including the design, development, manufacture, use, import, licensing and sale of Company Products.

(n) Section 2.16(n)(i) of the Disclosure Schedule lists all Contracts to which Company or any of its Subsidiaries is a party in which Company or any of its Subsidiaries has licensed or transferred (contingent or otherwise) or authorized the retention of any exclusive rights to use or joint or sole ownership of any Intellectual Property Right that is or was Company Intellectual Property to any third party (other than End User Agreements or non-disclosure agreements in the ordinary course). Section 2.16(n)(ii) of the Disclosure Schedule lists all Contracts to which Company or any of its Subsidiaries is a party pursuant to which a third party has licensed or transferred any Intellectual Property to Company or its Subsidiaries (other than Shrinkwrap Agreements). All such contracts are in full force and effect. The Company is not in breach of nor has the Company failed to perform under, any of the foregoing contracts, licenses or agreements (including those entered into after the date of this Agreement but on or before the Closing Date) and, to the Company’s Knowledge, as of the date hereof, no other party to any such contract, license or agreement is in breach thereof or has failed to perform thereunder. Except as set forth in Section 2.16(n)(iii) of the Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination or suspension of such contracts, licenses and agreements (including those entered into after the date of this Agreement but on or before the Closing Date). Except as set forth in Section 2.16(n)(iv) of the Disclosure Schedule, following the Closing Date, both the Parent and the Surviving Corporation will be permitted to exercise all of the Company’s rights under such contracts, licenses and agreements to the same extent the Company would have been able to had the transactions contemplated by this Agreement not occurred and without being required to pay any additional amounts or consideration other than fees, royalties or payments which the Company would not otherwise be required to pay had such transactions contemplated hereby not occurred.

(o) No Person who has provided or licensed any Intellectual Property to the Company or any of its Subsidiaries has ownership rights or license rights to improvements, enhancements or other modifications or derivatives made by or for the Company in such Intellectual Property.

(p) The Company has the right to use, pursuant to valid licenses, all software development tools, library functions, compilers and all other third-party Software that are used or necessary to create, modify, compile, operate or support any software that is Company Intellectual Property or is incorporated into any Company Product.

(q) No government, military or quasi-governmental funding, facilities of a university, college, other educational institution or research center or funding from similar third parties was used in the development of any Intellectual Property Right that is Company Intellectual Property. To the Knowledge of the Company, no current or former employee, consultant or independent contractor of the Company or any of its Subsidiaries, who was involved in, or who contributed to, the creation or development of any Company Intellectual Property, has (i) performed services for the government, university, college, or other educational institution or research center, or any other entity or person during a period of time during which such employee, consultant or independent contractor was also performing services for the Company and (ii) entered into a Contract with such an entity providing for an exclusive license to such entity.

(r) The operation of the business of the Company and its Subsidiaries as currently conducted and as planned by the Company and its Subsidiaries to be conducted, including the design, development, use, import, branding, advertising, promotion, marketing, manufacture, distribution, licensing and sale of Company Products does not and will not, and will not when conducted by Parent or Surviving Corporation in substantially the same manner following the Closing, directly, indirectly or contributorily infringe or misappropriate any Intellectual Property Right of any Person, violate any right of any Person (including any right to privacy or publicity), or constitute unfair competition or trade practices under the laws of any jurisdiction in which it currently conducts business, and to the Knowledge of the Company, any other jurisdiction. Neither the Company nor or any of its Subsidiaries have received written notice or notice via electronic mail, nor, to the Company’s Knowledge, has the Company or any of its Subsidiaries received any other notice, from any Person claiming that such operation of the Company’s or its Subsidiaries’ business or any design, development, use, import, branding, advertising, promotion, marketing, manufacture, distribution, licensing or sale of any Company Product, or act, product, technology or service (including products, technology or services currently under development) of the Company or any of its Subsidiaries directly, indirectly or contributorily infringes or misappropriates any Intellectual Property Right of any Person or constitutes unfair competition or trade practices under the laws of any jurisdiction (nor does the Company have Knowledge of any reasonable basis therefor). The Company does not, without proper authorization, possess, or have within its custody or control any customer lists, marketing materials, or technical information or data. The Company has not received any opinion of counsel that any third party patent directly or indirectly applies to any Company Product.

(s) Excluding applicable laws, no Company Intellectual Property or Company Product is subject to any proceeding or outstanding decree, order, judgment or settlement agreement or stipulation or regulation that restricts in any manner the use, distribution, transfer or licensing thereof by the Company or any of its Subsidiaries or may be reasonably expected to adversely affect the validity, use or enforceability of such Company Intellectual Property. The operation of the business as it has been, and is currently conducted (including the use, distribution, transfer or licensing of Company Products) does not violate any applicable laws or regulations.

(t) Section 2.16(t) of the Disclosure Schedule lists all contracts, licenses and agreements between the Company or any of its Subsidiaries and any other Person other than End User Agreements, which are substantially on standard terms and conditions, wherein or whereby the Company or any of its Subsidiaries have agreed to, or assumed, any obligation or duty to warrant, indemnify, reimburse, hold harmless, guaranty or otherwise assume or incur any obligation or liability or provide a right of rescission with respect to the infringement or misappropriation by the Company or such other Person of the Intellectual Property Rights of any Person other than the Company and its Subsidiaries.

(u) To the Knowledge of the Company, there are no contracts, licenses or agreements between the Company and any other Person with respect to Intellectual Property under which there is any dispute regarding the scope of such agreement, or performance under such agreement, including with respect to any payments to be made or received by the Company or any of its Subsidiaries thereunder.

(v) Neither the Company nor any of its Subsidiaries have in the past ten (10) years brought any action, suit or proceeding for infringement of any Intellectual Property Right that is or was Company Intellectual Property or breach of any license or agreement involving Intellectual Property against any third party. Except as set forth in Section 2.16(v) of the Disclosure Schedule, to the Knowledge of the Company no Person is infringing or misappropriating any Intellectual Property Right that is Company Intellectual Property.

(w) The Company and its Subsidiaries have protected their rights in their confidential information and trade secrets and have protected those provided by any other Person to the Company or any of its Subsidiaries to the extent reasonable and customary in the industry in which the Company and its Subsidiaries operate. The Company has and enforces a policy requiring each employee and consultant of the Company or any of its Subsidiaries to execute a proprietary rights and confidentiality agreement substantially in the form set forth in Section 2.16(w) of the Disclosure Schedule and all current and former employees and consultants of the Company who have created, modified or contributed any of the Company Intellectual Property have executed such an agreement assigning all of such employees’ and consultants’ rights in and to Company Intellectual Property to the Company.

(x) Except as set forth in Section 2.16(x) of the Disclosure Schedule, neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to Parent or the Surviving Corporation, by operation of law or otherwise, of any contracts or agreements to which the Company or any of its Subsidiaries is a party, will result in (i) any third party being granted rights or access to, or the placement in or release from escrow, of any Company Intellectual Property (including source code for any software belonging to the Company), (ii) either Parent or the Surviving Corporation granting to any third party any right, title or interest to or with respect to any Intellectual Property owned by, or licensed to, Parent or Surviving Corporation pursuant to any agreement to which the Company is a party or by which it is bound, (iii) either Parent or the

Surviving Corporation being bound by, or subject to, any non-compete or other restriction on the operation or scope of their respective businesses pursuant to any agreement to which the Company or any of its Subsidiaries are a party or by which they are bound, (iv) any restriction on the ability of the Surviving Corporation to share information relating to its ongoing business or operations with Parent or any of Parent’s Subsidiaries pursuant to any agreement to which the Company or any of its Subsidiaries are a party or by which they are bound, or (v) either Parent or the Surviving Corporation being obligated to pay any royalties or other amounts to any third party in excess of those payable by Parent or the Surviving Corporation, respectively, prior to the Closing Date pursuant to any agreement to which the Company is a party or by which it is bound.

(y) Except as set forth in Section 2.16(y) of the Disclosure Schedule, the Company and its Subsidiaries own, or have valid licenses, and possess source code for all products owned, distributed and presently supported by them. The Company has taken all actions customary in the software industry to document the software which is Company Intellectual Property and its operation, such that such software, including the source code and documentation, have been written in a clear and professional manner so that they may be understood, modified and maintained in an efficient manner by reasonably competent programmers.

(z) Section 2.16(z)(i) of the Disclosure Schedule lists all software or other material that is distributed as “free software,” “open source software” or under a similar licensing or distribution model (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License) (“Open Source Materials”) used by the Company in any way, and describes the manner in which such Open Source Materials were used (such description shall include, without limitation, whether (and, if so, how) the Open Source Materials were modified or distributed by the Company). Except as set forth on Section 2.16(z)(ii) of the Disclosure Schedule, the Company and its Subsidiaries have not (a) incorporated Open Source Materials into, or combined Open Source Materials with, the Company Intellectual Property or Company Products, (b) distributed Open Source Materials in conjunction with any Company Intellectual Property or Company Products, or (c) used Open Source Materials that create, or purport to create, obligations for the Company with respect to Company Intellectual Property or Company Products or grant, or purport to grant, to any third party, any rights or immunities under Company Intellectual Property (including, but not limited to, using any Open Source Materials that require, as a condition of use, modification or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (i) disclosed or distributed in source code form, (ii) be licensed for the purpose of making derivative works, or (iii) be redistributable at no charge). No Company Product or Intellectual Property Right that is Company Intellectual Property is subject to the terms of license of any such Open Source Materials.

(aa) All Company Products conform in all material respects to applicable contractual commitments, express and implied warranties, product specifications and product documentation and to any representations provided to customers. The Company and its Subsidiaries have no liability (and, to the Knowledge of the Company, there is no legitimate basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against the Company giving rise to any material liability relating to the foregoing contracts) for replacement or repair thereof or other damages in connection therewith in excess of any reserves therefor reflected on the Current Balance Sheet.

(bb) Except as set forth on Section 2.16(bb) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries have collected any personally identifiable information from any third parties. The Company and its Subsidiaries have complied with all applicable laws and their respective internal privacy policies relating to (i) the privacy of users of their products and services and all Internet websites owned, maintained or operated by the Company and (ii) the collection, storage and transfer of any personally identifiable information collected by the Company or any of its Subsidiaries or by third parties having authorized access to the records of the Company. The execution, delivery and performance of this Agreement does not violate any applicable laws relating to privacy or conflict with or violate the Company’s privacy policies. Copies of all current and prior privacy policies of the Company, including the privacy policies included in the Company’s Internet website, are attached as Schedule 2.16(bb) of the Disclosure Schedule. Each such privacy policy and all materials distributed or marketed by the Company have at all times made all disclosures to users or customers required by applicable laws and none of such disclosures made or contained in any such privacy policy or in any such materials have been inaccurate, misleading or deceptive or in violation of any applicable laws.

(cc) Except as set forth in Section 2.16(cc)(i) of the Disclosure Schedule, neither the Company, its Subsidiaries, nor any other Person acting on their behalf has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company or any Person acting on their behalf to any Person of any Company Source Code. Section 2.16(cc)(ii) of the Disclosure Schedule identifies each contract pursuant to which the Company has deposited, or is or may be required to deposit, with an escrow-holder or any other Person, any Company Source Code, and describes whether the execution of this Agreement or any of the other transactions contemplated by this Agreement, in and of itself, would reasonably be expected to result in the release from escrow of any Company Source Code.

(dd) Company Products (but not including demonstration or evaluation products) are free of any disabling codes or instructions (a “Disabling Code”), and any virus or other intentionally created, undocumented contaminant (a “Contaminant”), that may, or may be used to, provide unauthorized access, or unauthorized modifications or deletions, or otherwise damage or disable Company Products (or systems which they interact or interoperate with such Company Products) or that may result in damage to any of the foregoing. The components used in or with Company Products obtained from third person suppliers are free of any Disabling Codes or Contaminants that may, or may be used to, access, modify, delete, damage or disable any of Company Products (or systems which they interact or interoperate with such Company Products) or that might result in damage thereto. The Company and its Subsidiaries have taken reasonable steps and implemented reasonable procedures (based on standard industry practices) to ensure that its information technology systems utilized by the Company and its Subsidiaries in the operation of their business are free from Disabling Codes and Contaminants. The Company and its Subsidiaries have in place appropriate disaster recovery plans, procedures and facilities and have taken all reasonable steps to safeguard its information technology systems utilized by the Company and its Subsidiaries in the operation of their business and restrict unauthorized access thereto.

(ee) The Company has duly executed and delivered to Parent a “Certificate of Originality” for each of the Company Products, each of which is set forth on Schedule 2.16(ee). Each such Certificate of Originality is true, complete and correct with respect to each Company Product.

2.17 Agreements, Contracts and Commitments. Except as set forth in Section 2.17 of the Disclosure Schedule (specifying the appropriate paragraph), neither the Company nor any of its Subsidiaries is a party to, nor is bound by:

(a) (i) any employment or consulting agreement, contract or commitment with an employee or individual consultant or salesperson (other than “at will” employment agreements entered into in the ordinary course of business that do not provide for severance payments, a notice period upon termination, change of control payments, acceleration of obligations (including vesting of options or otherwise) or other benefits not disclosed in Section 2.24(b) of the Disclosure Schedule), any agreement, contract or commitment to grant any severance or termination pay (in cash or otherwise) to any employee, or any consulting or sales agreement, contract, or commitment with a firm or other organization;

(ii) any agreement or plan, including, without limitation, any stock option plan, stock appreciation rights plan or stock purchase plan (A) relating to the sale, issuance, grant, exercise, award, purchase or redemption of any shares of Company Capital Stock or any other securities of the Company or any of its Subsidiaries or any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such shares of stock, other securities or options, warrants, or other rights therefore, except for the Plan, or (B) any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(iii) any fidelity or surety bond or completion bond;

(iv) any lease of personal property having a value in excess of $25,000 individually or $100,000 in the aggregate;

(v) any lease of real property;

(vi) any agreement of indemnification or guaranty (except pursuant to End User Agreements);

(vii) any agreement of indemnification under any End User Agreement that could result in an indemnification payment by the Company or any of its Subsidiaries in excess of two (2) times the value of total payments to the Company or its Subsidiaries under such agreement;

(viii) any agreement, contract or commitment relating to capital expenditures and involving future payments in excess of $25,000 individually or $100,000 in the aggregate;

(ix) any agreement, contract or commitment relating to the disposition or acquisition of assets or any interest in any business enterprise outside the ordinary course of the Company’s business;

(x) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit;

(xi) any purchase order or contract for the purchase of materials involving payments in excess of $10,000 individually or $50,000 in the aggregate;

(xii) any construction contracts;

(xiii) any partnership, dealer, distribution, joint marketing, joint venture, strategic alliance, affiliate, development agreement or similar agreement;

(xiv) any agreement, contract or commitment to alter the Company’s interest in any corporation, association, joint venture, partnership or business entity in which the Company directly or indirectly holds any interest;

(xv) any sales representative, original equipment manufacturer, manufacturing, value added, remarketer, reseller, or independent software vendor, or other agreement for use or distribution of the products, technology or services of the Company or any of its Subsidiaries;

(xvi) any Contract limiting in any respect the right of the Company or any of its Subsidiaries to engage or participate, or compete with any person, in any line of business, market or geographic area, or to make use of any Intellectual Property, or any Contract granting most favored nation pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of first refusal, rights of first negotiation or similar rights or terms to any person, or any Contract otherwise limiting the right of the Company or any of its Subsidiaries to sell, distribute or manufacture any Company Product or to purchase or otherwise obtain any software, components, parts or services;

(xvii) any Contract with any Governmental Entity (a “Government Contract”) or any material federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity that is required for the operation in all material respects of the Company’s of any of its Subsidiaries’ business;

(xviii) any settlement or litigation “standstill” agreement; or

(xix) other than customer purchase orders arising in the ordinary course of business to the extent that the purchase or sale provided for therein has been performed in full on or prior to the date of this Agreement, any other agreement, contract or commitment that involves payments in excess of $25,000 individually or $100,000 in the aggregate or more and is not cancelable without penalty within 30 days.

(b) True and complete copies of each Contract disclosed in the Disclosure Schedule or required to be disclosed pursuant to this Section 2.17 (each a “Material Contract” and collectively, the “Material Contracts”) have been delivered to Parent. Each Material Contract to which the Company or any of its Subsidiaries is a party or any of its properties or assets (whether tangible or intangible) is subject is a valid and binding agreement of the Company or its Subsidiary, enforceable against the Company or its Subsidiaries and, to the Knowledge of the Company, each other party thereto in accordance with its terms, and is in full force and effect with respect to the Company or its Subsidiary. The Company and its Subsidiaries are in compliance with and have not breached, violated or defaulted under, or received written notice or notice via electronic mail that it has breached, violated or defaulted under, any of the terms or conditions of any such Material Contract and, to the Company’s Knowledge, any other Contract. To the Company’s Knowledge, no party obligated to the Company pursuant to any such Material Contract has breached, violated or defaulted under such Material Contract, or taken any action or failed to act, such that, with the lapse of time, giving of notice or both, such action or failure to act would constitute such a breach, violation or default under such Material Contract by any such other party.

(c) The Company and each of its Subsidiaries have fulfilled all material obligations required pursuant to each Material Contract to have been performed by the Company or such Subsidiary prior to the date hereof, and to the Knowledge of the Company, without giving effect to the Merger, the Company will fulfill, when due, all of its obligations under the Material Contracts that remain to be performed after the date hereof.

(d) To the Knowledge of the Company and its Subsidiaries, with respect to any Government Contract, there is, as of the date of this Agreement, no: (i) claim or request by a Governmental Entity for a contract price adjustment; (ii) dispute involving the Company or any of its Subsidiaries; or (iii) claim or equitable adjustment by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has any material liability for renegotiation of Government Contracts.

2.18 Interested Party Transactions. Except as set forth in Section 2.18(i) of the Disclosure Schedule, no employee, officer, Stockholder or director of the Company or any of its Subsidiaries (nor, to the Company’s Knowledge, any ancestor, sibling, descendant or spouse of any of such persons, or any trust, partnership or corporation in which any of such persons has or has had an interest) is indebted to the Company or any of its Subsidiaries. Except as set forth in Section 2.18(ii)

of the Disclosure Schedule, and except for interests arising prior to October 8, 2002 that terminated prior to the date of this Agreement no officer, director or, to the Company’s Knowledge, Stockholder or other employee of the Company or any of its Subsidiaries (nor, to the Company’s Knowledge, any ancestor, sibling, descendant or spouse of any of such persons, or any trust, partnership or corporation in which any of such persons has or has had an interest), has or has had, directly or indirectly, (i) an interest in any entity which furnished or sold, or furnishes or sells, services, products, technology or Intellectual Property that the Company or any of its Subsidiaries furnishes or sells, or proposes to furnish or sell, or (ii) any interest in any entity that purchases from or sells or furnishes to the Company or any of its Subsidiaries any goods or services, or (iii) a beneficial interest in any Contract to which the Company or any of its Subsidiaries is a party; provided, however, that ownership of no more than one percent (1%) of the outstanding voting stock of a publicly traded corporation shall not be deemed to be an “interest in any entity” for purposes of this Section 2.18. To the Company’s Knowledge, there are no agreements, contracts, or commitments with regard to contribution or indemnification between or among any of the Stockholders.

2.19 Governmental Authorization. Each consent, license, permit, grant or other authorization (i) pursuant to which the Company or any of its Subsidiaries currently operates or holds any interest in any of its properties or (ii) which is required for the operation of the business of the Company or any of its Subsidiaries as currently conducted or currently contemplated to be conducted or the holding of any such interest (collectively, “Company Authorizations”) has been issued or granted to the Company or one of its Subsidiaries, other than those consents, licenses, permits, grants or authorizations the failure of which to possess would not result in a Loss greater than $25,000. The Company Authorizations are in full force and effect and constitute all Company Authorizations required to permit the Company to operate or conduct its business as currently conducted or hold any interest in its properties or assets. Neither the Company nor any of its Subsidiaries is in default, and no condition exists that with notice or lapse of time or both would constitute a default by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other Person, under the Company Authorizations. None of the Company Authorizations will be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby.

2.20 Litigation. There is no action, suit, claim or proceeding of any nature pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries, their properties (tangible or intangible) or any of their officers or directors nor, to the Company’s Knowledge, is there any reasonable basis therefor. There is no investigation or other proceeding pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries or any of their assets (tangible or intangible) or any of their officers or directors by or before any Governmental Entity nor, to the Company’s Knowledge, is there any reasonable basis therefor. No Governmental Entity has at any time in writing challenged or questioned the legal right of the Company or any of its Subsidiaries to conduct their operations as presently or previously conducted or as presently contemplated to be conducted.

2.21 Minute Books. With respect to the minutes of the Company and each of its Subsidiaries, the minutes delivered to counsel for Parent contain, in all material respects, complete and accurate records of all actions taken, and summaries of all meetings held, by the stockholders, the board of directors (and any committees thereof) since the time of incorporation of the Company. At the Closing, the minute books of the Company and each of its Subsidiaries will be in the possession of the Company.

2.22 Environmental Matters.

(a) Hazardous Material. Neither the Company nor any of its Subsidiaries have: (i) operated any underground storage tanks at any property that the Company or any of its Subsidiaries has at any time owned, operated, occupied or leased, or (ii) released any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health, reproduction or the environment, including, without limitation, PCBs, asbestos, petroleum, and urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws (a “Hazardous Material”), but excluding office and janitorial supplies properly and safely maintained in violation of any applicable federal, state or local law.

(b) Hazardous Materials Activities. Neither the Company nor any of its Subsidiaries have transported, stored, used, manufactured, or disposed of Hazardous Materials in material violation of any applicable law or in a manner that would result in liability to the Company or any of its Subsidiaries, nor, to the Company’s Knowledge, has the Company or any of its Subsidiaries disposed of, transported, sold, or manufactured any product containing a Hazardous Material (any or all of the foregoing being collectively referred to herein as “Hazardous Materials Activities”) in material violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

(c) Permits. Each of the Company and its Subsidiaries currently holds all environmental approvals, permits, licenses, clearances and consents (the “Environmental Permits”) necessary for the conduct of its Hazardous Material Activities, if any, and other businesses of the Company and as such activities and businesses are currently being conducted.

(d) Environmental Liabilities. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Company’s Knowledge, threatened concerning any Environmental Permit, Hazardous Material or any Hazardous Materials Activity of the Company or any of its Subsidiaries. The Company has no Knowledge of any fact or circumstance that could involve the Company or any of its Subsidiaries or result in any environmental litigation or liability, which could reasonably be expected to impose upon the Company or any of its Subsidiaries any environmental liability.

(e) Reports and Records. The Company has delivered to Parent all records in the Company’s possession concerning the Hazardous Materials Activities of the Company or any of its Subsidiaries relating to its business and all environmental audits and environmental assessments of any Leased Real Property in the possession of the Company. The Company and its Subsidiaries have complied in all material respects with all environmental disclosure obligations imposed by applicable law with respect to this transaction.

2.23 Brokers’ and Finders’ Fees; Third Party Expenses. Except as set forth in Section 2.23(i) of the Disclosure Schedule, the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with the Agreement or any transaction contemplated hereby. Section 2.23(ii) of the Disclosure Schedule sets forth the Company’s current reasonable estimate of all Third Party Expenses (as defined below) expected to be incurred by the Company in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby.

2.24 Employee Benefit Plan and Compensation.

(a) Definitions. For all purposes of this Agreement, the following terms shall have the following respective meanings:

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Company Employee Plan” shall mean any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including without limitation, each “employee benefit plan,” within the meaning of Section 3(3) of ERISA (other than “at will” employment agreements entered into in the ordinary course of business that do not provide for severance payments, a notice period upon termination, change of control payments, acceleration of obligations (including vesting of options or otherwise) or other benefits not disclosed in Section 2.24(b) of the Disclosure Schedule) which is or has been maintained, contributed to, or required to be contributed to, by the Company or any ERISA Affiliate for the benefit of any Employee, or with respect to which the Company, or any ERISA Affiliate has or may have any liability or obligation.

“DOL” shall mean the United States Department of Labor.

“Employee” shall mean any current or former employee, consultant or director of the Company or any ERISA Affiliate.

“Employee Agreement” shall mean each management, employment, severance, change of control, consulting, relocation, repatriation, expatriation, loan, visa, work permit or other agreement, contract, or understanding (including, without limitation, any offer letter or any agreement providing for compensation or benefits other than “at will” employment agreements entered into in the ordinary course of business that do not provide for severance payments, a notice period upon termination, change of control payments, acceleration of obligations (including vesting of options or otherwise) or other benefits not disclosed in Section 2.24(b) of the Disclosure Schedule) between the Company or any ERISA Affiliate and any Employee.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean each Subsidiary of the Company and any other person or entity currently or in the past under common control with the Company or any of its Subsidiaries within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder.

“FMLA” shall mean the Family Medical Leave Act of 1993, as amended.

“HIPAA” shall mean the Health Insurance Portability and Accountability Act of 1996, as amended.

“International Employee Plan” shall mean each Company Employee Plan or Employee Agreement that has been adopted or maintained by the Company or any ERISA Affiliate, whether formally or informally, or with respect to which the Company or any ERISA Affiliate will or may have any liability with respect to Employees who perform services outside the United States.

“IRS” shall mean the United States Internal Revenue Service.

“Multiemployer Plan” shall mean any Pension Plan, which is a “multiemployer plan,” as defined in Section 3(37) of ERISA.

“Pension Plan” shall mean each Company Employee Plan that is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

(b) Schedule. Section 2.24(b)(i) of the Disclosure Schedule contains an accurate and complete list of each Company Employee Plan and each Employee Agreement. Neither the Company nor any ERISA Affiliate has made any plan or commitment to establish any new Company Employee Plan or Employee Agreement, to modify any Company Employee Plan or Employee Agreement (except to the extent required by law or to conform any such Company Employee Plan or Employee Agreement to the requirements of any applicable law, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to adopt or enter into any Company Employee Plan or Employee Agreement. Section 2.24(b)(ii) of the Disclosure Schedule sets forth a table setting forth the name and salary of each employee of the Company and each ERISA Affiliate as of the date hereof. To the Knowledge of the Company, no employee listed on Section 2.24(b)(ii) of the Disclosure Schedule intends to terminate his or her employment for any reason, other than in accordance with the employment arrangements provided for in this Agreement.

(c) Documents. The Company and each ERISA Affiliate has provided to Parent (i) correct and complete copies of all documents embodying each Company Employee Plan and each Employee Agreement including, without limitation, all amendments thereto and all related trust documents, (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan, (iii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan, (iv) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets, (v) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan, (vi) all material written agreements and contracts relating to each Company Employee Plan, including, without limitation, administrative service agreements and group insurance contracts, (vii) all communications material to any Employee or Employees relating to any Company Employee Plan and any proposed Company Employee Plan, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any liability to the Company, (viii) all correspondence to or from any governmental agency relating to any Company Employee Plan, (ix) all COBRA forms and related notices (or such forms and notices as required under comparable law), (x) all policies pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan, (xi) all discrimination tests for each Company Employee Plan for the three (3) most recent plan years, (xii) all registration statements, annual reports (Form 11-K and all attachments thereto) and prospectuses prepared in connection with each Company Employee Plan, (xiii) all “HIPAA Privacy Notices” and all “Business Associate Agreements” to the extent required under HIPAA and (xiv) all IRS determination opinion, notifications and advisory letters issued with respect to each Company Employee Plan and all applications and correspondence to or from the IRS or the DOL with respect to any such application or letter.

(d) Employee Plan Compliance. The Company and each of its ERISA Affiliates have performed all obligations required to be performed by them under, are not in material default or violation of, and the Company has no Knowledge of any default or violation by any other party to any Company Employee Plan, and each Company Employee Plan has been established and maintained in accordance with its terms in all material respects and in material compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA or the Code. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has obtained a favorable determination letter (or notification, advisory, or opinion letter, as applicable) as to its qualified status under the Code with respect to all tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan. There are no actions, suits or claims pending or, to the Knowledge of the Company, threatened or reasonably anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Parent, the Company or any ERISA Affiliate (other than ordinary administration expenses). There are no audits, inquiries or proceedings pending or to the Knowledge of the Company or any ERISA Affiliates, threatened by the IRS, DOL, or any other Governmental Entity with respect to any

Company Employee Plan. Neither the Company nor any ERISA Affiliate is subject to any penalty or tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code. The Company and each ERISA Affiliate have timely made all contributions and other payments required by and due under the terms of each Company Employee Plan.

(e) No Pension or Welfare Plans. Neither the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any Pension Plan subject to Title IV of ERISA or Section 412 of the Code or a “funded welfare plan” within the meaning of Section 419 of the Code.

(f) No Self-Insured Plan. Neither the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to any self-insured plan that provides benefits to employees (including, without limitation, any such plan pursuant to which a stop-loss policy or contract applies).

(g) Collectively Bargained, Multiemployer and Multiple-Employer Plan. At no time has the Company or any ERISA Affiliate contributed to or been obligated to contribute to any Multiemployer Plan. Neither the Company nor any ERISA Affiliate has at any time ever maintained, established, sponsored, participated in or contributed to any multiple employer plan or to any plan described in Section 413 of the Code.

(h) No Post-Employment Obligations. No Company Employee Plan or Employee Agreement provides, or reflects or represents any liability to provide, retiree life insurance, retiree health or other retiree employee welfare benefits to any person for any reason, except as may be required by COBRA or other applicable statute, and neither the Company nor any ERISA Affiliate has ever represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other person that such Employee(s) or other person would be provided with retiree life insurance, retiree health or other retiree employee welfare benefits, except to the extent required by statute.

(i) COBRA; FMLA; HIPAA. The Company and each ERISA Affiliate has, prior to the Effective Time, complied with COBRA, FMLA, HIPAA, and any similar provisions of state law applicable to its Employees. Neither the Company nor any of its ERISA Affiliates has unsatisfied obligations to any Employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state law governing health care coverage or extension.

(j) Effect of Transaction. Except as contemplated by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby of will (either alone or upon the occurrence of any additional or subsequent events) (i) result in any payment (including severance, golden parachute, bonus or otherwise) becoming due to any Employee, (ii) result in any forgiveness of indebtedness, (iii) materially increase any benefits otherwise payable by the Company or any ERISA Affiliate or (iv) result in the acceleration of the time of payment or vesting of any such benefits except as required under Section 411(d)(3) of the Code.

(k) Parachute Payments. There is no agreement, plan, arrangement or other contract to which the Company or any ERISA Affiliate is a party covering any Employee that, considered individually or considered collectively with any other such agreements, plans, arrangements or other contracts to which the Company or any ERISA Affiliate is a party, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code. There is no agreement, plan, arrangement or other contract by which the Company or any of its ERISA Affiliates is bound to compensate any Employee for excise taxes paid pursuant to Section 4999 of the Code. Section 2.24(k) of the Disclosure Schedule lists all persons who the Company reasonably believes are “disqualified individuals” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) as determined as of the date hereof. Neither the Company nor any ERISA Affiliate is party to any contract, agreement or arrangement that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code.

(l) Employment Matters. The Company and each ERISA Affiliate is in material compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, employee safety and wages and hours, and in each case, with respect to Employees: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees, (ii) is not liable for any arrears of wages, severance pay or any taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no actions, suits, claims or administrative matters pending, or, to the Knowledge of the Company, threatened or reasonably anticipated against the Company, any ERISA Affiliate, or any of their Employees relating to any Employee, Employee Agreement or Company Employee Plan. There are no pending or, to the Knowledge of the Company, or threatened or reasonably anticipated claims or actions against Company, any ERISA Affiliate, any Company trustee or any trustee of any ERISA Affiliate under any worker’s compensation policy or long-term disability policy. The services provided by each of the Company’s, and each ERISA Affiliates’ Employees is terminable at the will of the Company or its ERISA Affiliates, as applicable, and any such termination would result in no liability to the Company or any ERISA Affiliate. Neither the Company nor any ERISA Affiliate has direct or indirect liability with respect to any misclassification of any person as an independent contractor rather than as an employee, or with respect to any employee leased from another employer.

(m) Labor. No work stoppage or labor strike against the Company or any ERISA Affiliate is pending, or, to the Company’s Knowledge, threatened or reasonably anticipated. The Company has no Knowledge of any activities or proceedings of any labor union to organize any Employees. There are no actions, suits, claims, labor disputes or grievances pending or, to the Company’s Knowledge, threatened or reasonably anticipated relating to any labor matters involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints. Neither the Company nor any ERISA Affiliate has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Neither the Company nor any ERISA Affiliate does presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by the Company or any of its Subsidiaries. Neither the Company nor any ERISA Affiliate has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local law (“WARN Act”) that remains unsatisfied.

(n) No Interference or Conflict. To the Knowledge of the Company, no stockholder, director, officer, Employee or consultant of the Company or any of its ERISA Affiliates is obligated under any contract or agreement, subject to any judgment, decree, or order of any court or administrative agency that would interfere with such person’s efforts to promote the interests of the Company or any of its ERISA Affiliates or that would interfere with the Company’s business. To the Company’s Knowledge, neither the execution nor delivery of this Agreement, nor the carrying on of the Company’s business as presently conducted or proposed to be conducted nor any activity of such officers, directors, Employees or consultants in connection with the carrying on of the Company’s business as presently conducted or currently proposed to be conducted will conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract or agreement under which any of such officers, directors, Employees, or consultants is now bound.

(o) International Employee Plan. Section 2.24(o) of the Disclosure Schedule lists each International Employee Plan. Each International Employee Plan has been established, maintained and administered in all material respects in compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such International Employee Plan. Furthermore, no International Employee Plan has unfunded liabilities, that as of the Effective Time, will not be offset by insurance or fully accrued. Except as required by law, no condition exists that would prevent the Company or Parent from terminating or amending any International Employee Plan at any time for any reason without liability to the Company or its ERISA Affiliates (other than ordinary administration expenses or routine claims for benefits).

2.25 Insurance. Section 2.25(i) of the Disclosure Schedule lists all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of the Company and its Subsidiaries including the type of coverage, the carrier, the amount of coverage, the term and the annual premiums of such policies. There is no claim by the Company or any of its Subsidiaries pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed. In addition, there is no pending claim of which its total value (inclusive of defense expenses) will exceed the policy limits. All premiums due and payable under all such policies and bonds have been paid, (or if installment payments are due, will be paid if incurred prior to the Closing Date) and the Company is otherwise in material compliance with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage). Such policies and bonds (or other policies and bonds providing substantially similar coverage) have been in effect since five years prior to the date of this Agreement and remain in full force and effect. Except as set forth in Section 2.25(ii) of the Disclosure Schedule, the

Company has no Knowledge or reasonably anticipates threatened termination of, or premium increase with respect to, any of such policies. Except as set forth in Section 2.25(iii) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has ever maintained, established, sponsored, participated in or contributed to any self-insurance plan.

2.26 Compliance with Laws. The Company and its Subsidiaries have complied with, are not in violation of, and have not received any written notices of violation with respect to, any foreign, federal, state or local statute, law or regulation, including any applicable licenses and permits for the export of the Company Products, except for such violations that would not result in penalties or other liabilities exceeding $25,000 individually or $100,000 in the aggregate.

2.27 Foreign Corrupt Practices Act. The Company (including any of its officers, directors, employees and others acting on behalf of the Company) has not taken any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder.

2.28 Warranties; Indemnities. Except for the warranties and indemnities contained in those contracts and agreements set forth in Section 2.28 of the Disclosure Schedule and warranties implied by law, the Company has not given any warranties or indemnities relating to Company Products or Intellectual Property licensed or sold or services rendered by the Company.

2.29 Spreadsheet. The information contained (i) on Schedule 6.3(s) sets forth a true, accurate and complete estimate of the information that is required to be contained in the Spreadsheet as of the Closing Date and (ii) the Spreadsheet shall be true, accurate and complete as of the Closing Date.

2.30 Complete Copies of Materials. All documents (including all Material Contracts) that the Company has delivered or made available to Parent or counsel are true, correct and complete copies of such documents.

2.31 Representations Complete. None of the representations or warranties made by the Company or any of its Subsidiaries (as modified by the Disclosure Schedule) in this Agreement, and none of the statements made in any exhibit, schedule or certificate furnished by the Company pursuant to this Agreement contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

2.32 Projections. The documents attached hereto as Exhibit E were prepared in good faith, are based upon reasonable assumptions and take into account all material information regarding the matters set forth therein. Such projections represent the Company’s current reasonable estimate of the future financial performance of the Company and its Subsidiaries. The Company does not currently anticipate any material deviation from such projections.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Each of Parent and Sub hereby represents and warrants to the Company as follows:

3.1 Organization, Standing and Power. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and the Commonwealth of Massachusetts, respectively. Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Sub has the corporate power to own its properties and to carry on its business as now being conducted and is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the failure to be so qualified or licensed would reasonably be expected to have a material adverse effect on the business, assets (including intangible assets), condition (financial or otherwise), results of operations or capitalization of Parent and its Subsidiaries, taken as a whole (a “Parent Material Adverse Effect”); provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been a “Parent Material Adverse Effect”: (i) any adverse event, circumstance, change or effect to the extent attributable to changes or conditions generally affecting the industries and segments in which Parent and its Subsidiaries operate, the U.S. economy as a whole or foreign economies in any locations where Parent has operations or sales which do not have a disproportionately adverse effect upon Parent; (ii) changes in general economic, market or political conditions; (iii) any adverse event, circumstance, change or effect resulting from or relating to compliance with the terms and conditions of, or the taking of any action required by, this Agreement, including, without limitation, the public announcement of the execution of this Agreement; (iv) any decline in Parent’s stock price; and (v) changes in GAAP, or changes in the laws or regulations (or the interpretation thereof) affecting GAAP as it pertains to Parent.

3.2 Authority. Each of Parent and Sub has all requisite corporate power and authority to enter into this Agreement and any Related Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and any Related Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Parent and Sub, and no further corporate action is required on the part of the Parent or the Sub to authorize this Agreement or any related Agreement and the transactions contemplated hereby and thereby. This Agreement and any Related Agreements to which Parent or Sub are a party have been duly executed and delivered by Parent or Sub, as applicable, and constitute the valid and binding obligations of Parent or Sub, as applicable, enforceable against each of Parent or Sub, as applicable, in accordance with their respective terms, except as such enforceability may be limited by principles of public policy and subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

3.3 Conflicts. The execution, delivery and performance by the Parent and Sub of this Agreement and any Related Agreement to which Parent or Sub is a party do not, and the consummation of the transactions contemplated hereby and thereby will not result in any Conflict with (i) any provision of the certificate of incorporation or bylaws of Parent or Sub, as amended, (ii) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise or license to which Parent or any of its respective properties or assets are subject and which have been filed as an exhibit to Parent’s Annual Report on Form 10-K for the year ended December 31, 2003, as amended (the “Parent 10-K”), and such other filings under the Exchange Act which are made subsequent to the Parent 10-K and prior to the date hereof, or (iii) any judgment, injunction, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or Sub or their respective properties (whether tangible or intangible) or assets, except in each case where such Conflict will not have a Parent Material Adverse Effect.

3.4 Capital Resources. Parent has on the date hereof, and shall have at the Closing, sufficient capital resources to pay the Cash Consideration.

3.5 Consents. No consent, notice, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, or any third party is required by or with respect to Parent or Sub in connection with the execution and delivery of this Agreement and any Related Agreements to which Parent or Sub is a party or the consummation of the transactions contemplated hereby and thereby, except for (i) such consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable securities laws or the rules or regulations of the Nasdaq National Market or the National Association of Securities Dealers, (ii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not have a Parent Material Adverse Effect, (iii) such filings as may be required pursuant to the HSR Act and (iv) the filing of the Certificate of Merger with the Secretary of State of Delaware.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1 Conduct of Business by Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company agrees (except to the extent that Parent shall otherwise consent in writing), to carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, to pay debts and Taxes when due (except for Taxes being contested in good faith by appropriate proceedings diligently pursued and for which adequate reserves have been made), to pay or perform other obligations when due (including paying accounts payable when due), and, to the extent consistent with such business, use all reasonable efforts consistent with past practice and policies to preserve intact the Company’s present business organization, keep available the services of present officers and other key Employees (other than as contemplated in this

Agreement) and preserve relationships with material customers, suppliers, distributors, licensors, licensees, and others having material business dealings with it, all with the goal of preserving unimpaired the Company’s goodwill and ongoing businesses at the Effective Time. The Company shall promptly notify Parent of (a) any event, occurrence or emergency not in the ordinary course of business of the Company, (b) any material event involving the Company or any of its Subsidiaries and (c) any event involving the Company or any of its Subsidiaries that could reasonably be expected to result in a Company Material Adverse Effect. Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement, the Company shall not, without the prior written consent of Parent:

(a) issue, deliver, sell, purchase, authorize or designate (including by certificate of designation) or pledge or otherwise encumber, or propose any of the foregoing with respect to any shares of capital stock of the Company or any of its Subsidiaries or any securities convertible into shares of capital stock of the Company or any of its Subsidiaries, or subscriptions, rights, warrants or options to acquire any shares of capital stock of the Company or any of its Subsidiaries or any securities convertible into shares of capital stock of the Company or any of its Subsidiaries, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance, delivery or sale of Company Common Stock pursuant to the exercise of Company Options outstanding as of the date of this Agreement;

(b) purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of the Company or any of its Subsidiaries, except repurchases of Company Unvested Capital Stock at or below cost in connection with the termination of the employment relationship with any Employee pursuant to stock option or purchase agreements in effect on the date of this Agreement, provided that no such repurchase shall be permitted in the event the per share repurchase price is greater than the amount of per share consideration payable to such share under the terms of this Agreement;

(c) waive any stock repurchase rights, accelerate, amend or change the period of exercisability or vesting of any Company Options or other rights granted under any Company Stock Plan or the vesting of the securities purchased or purchasable under such Company Options or other rights or the vesting schedule or repurchase rights applicable to any Company Unvested Capital Stock;

(d) amend or change any other terms of Company Options or Company Unvested Capital Stock or other rights granted under the Company Stock Plans;

(e) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any Company Capital Stock or split, combine or reclassify any Company Capital Stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any Company Capital Stock;

(f) transfer or license to any person or entity or otherwise extend, amend or modify any rights to the Company Intellectual Property, or enter into grants to transfer or license to any person future rights to the Company Intellectual Property, in each case other than non-exclusive licenses granted under End-User Agreements and non-exclusive licenses granted under End-User Agreements and non-exclusive distribution, reseller and similar commercial agreements entered into in the ordinary course of business and consistent with past practice, or transfer or license from any person or entity any Intellectual Property other than under Shrinkwrap Agreements in the ordinary course of business consistent with past practice; provided that in no event shall the Company (i) license, on an exclusive basis, or enter into a distribution, reseller or similar arrangement, on an exclusive basis, or sell or transfer the ownership of, any Company Intellectual Property; or (ii) enter into any Contract (A) providing for any site licenses, (B) containing pricing or discounting terms or provisions other than in the ordinary course of business consistent with past practice, (C) relating to Source Code of the Company, (D) limiting the right of the Company to engage in any line of business or to compete with any person, (E) providing for unlimited indemnification.

(g) sell, lease, license, encumber or otherwise dispose of any tangible properties or tangible assets except sales of inventory in the ordinary course of business consistent with past practice, and except for the sale, lease, licensing, encumbering or disposition of property or assets not in excess of $10,000 individually or $50,000 in the aggregate, provided such property or assets are not material, individually or in the aggregate, to the business or prospects of the Company and its Subsidiaries taken as a whole, or (ii) enter into any agreement for the purchase or sale of any interest in real property, grant any security interest in any real property, enter into any lease, sublease, license or other occupancy agreement with respect to any real property or alter, amend, modify, knowingly violate or terminate any of the material terms of any Lease Agreements;

(h) enter into or amend any Contract pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of the Company Products, Intellectual Property or business, or containing any non-competition covenants or other material restrictions relating to its or Parent’s business activities or the effect of which would be to grant to a third party following the Merger the actual or potential right to license any Intellectual Property owned by Parent or its Subsidiaries (other than, with respect to Subsidiaries, the Surviving Corporation);

(i) make any loan, advance (other than business expense advances to Employees in the ordinary course of business consistent with past practice) or capital contribution to, or investment in, any person, incur any indebtedness for borrowed money (other than indebtedness for borrowed money under the Material Contracts listed in Section 2.17 of the Disclosure Schedule and incurred in the ordinary course of business consistent with past practice) or guarantee any such indebtedness or the indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company, enter into any “keep well” or other agreement to maintain any financial statement condition, forgive or discharge in whole or in part any outstanding loans for borrowed money, modify any loan for borrowed money previously granted, enter into any hedging agreement or other financial agreement or arrangement designed to protect the Company or its Subsidiaries against fluctuations in commodities prices or exchange rates, or enter into any arrangement having the economic effect of any of the foregoing, in each case, other than in connection with the financing of ordinary course trade payables consistent with past practice;

(j) grant or pay, or enter into any agreement, arrangement or amendment to an existing agreement or arrangement providing for the granting of, any severance or termination pay (whether in cash, stock, equity securities, or property) or the acceleration of vesting or other benefits to any Employee except pursuant to written agreements, policies or plans outstanding on the date hereof and identified in the Disclosure Schedule, or adopt any new severance or termination plan, program or arrangement, or amend or modify or alter in any manner any severance or termination plan, agreement or arrangement existing on the date hereof (including any retention, change of control or similar agreement), or grant any equity-based compensation, whether payable in cash or stock;

(k) adopt, terminate or amend any Company Employee Plan or enter into any Company Employee Plan, or amend any compensation, bonus, commission, insurance coverage (except as contemplated by this Agreement), benefit, entitlement, grant or award provided or made under any Company Employee Plan; or enter into any collective bargaining agreement; pay any special bonus, commission or special remuneration to any Employee (cash, equity or otherwise); increase the salaries, bonuses, commissions or wage rates or fringe benefits (including rights to severance or indemnification) of its Employees; pay any benefit not provided for as of the date of this Agreement under any Company Employee Plan; or add any new members to the Board;

(l) except as set forth in Section 4.1(l) of the Company Disclosure Schedule, (i) hire any officers, consultants, independent contractors or employees or enter into, or amend or extend the term of, any employment or consulting agreement with any Employee, or (ii) terminate any Employee (except for termination for cause), or take any action that would allow any Employee to claim a constructive termination or termination for “good reason”;

(m) commence or settle any threatened or pending litigation (other than any litigation to enforce any of its rights under this Agreement);

(n) enter into, renew or materially modify any Contract relating to the distribution, sale, license or marketing by third parties of the Company Products, other than (i) renewals of existing Contracts on a nonexclusive basis or modifications in connection with renewals of existing Contracts on a nonexclusive basis, or (ii) new nonexclusive Contracts, either of which can be terminated without penalty upon notice of 60 days or less, and are otherwise in compliance with this Section 4.1;

(o) engage in any action with the intent to, directly or indirectly, adversely impact or materially delay the consummation of the transactions contemplated by this Agreement;

(p) materially change the amount of any insurance coverage;

(q) cause or permit any amendments to its certificate of incorporation, bylaws or other charter or similar documents of the Company or any of its Subsidiaries; or

(r) Make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, settle or compromise any claim or assessment in respect of Taxes or consent to the extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes.

(s) agree in writing or otherwise to take any of the actions described in Section 4.1(a) through Section 4.1(r), or any action which would reasonably be expected to make any of the Company’s representations or warranties contained in this Agreement untrue or incorrect such that the conditions set forth in Section 6.3 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue or prevent the Company from performing or cause the Company not to perform one or more covenants required hereunder to be performed by the Company.

4.2 No Solicitation. Until the earlier of the Effective Time and the date of termination of this Agreement pursuant to the provisions of Section 8.1 hereof, the Company shall not (nor will the Company permit any of its officers, directors, stockholders, agents, representatives or affiliates to), directly or indirectly, take any of the following actions with any party other than Parent and its designees: (a) solicit, encourage, seek, entertain, support, assist, initiate or participate in any inquiry, negotiations or discussions, or enter into any agreement, with respect to any offer or proposal to acquire all or any material part of the Company’s (or any Subsidiary’s) business, properties or technologies, or any amount of the capital stock of the Company or any of its Subsidiaries (whether or not outstanding), whether by merger, purchase of assets, tender offer, license or otherwise (including any equity or debt transaction), or effect any such transaction, (b) disclose any information not customarily disclosed to any person concerning the Company’s (or Subsidiary’s) business, technologies or properties, or afford to any person or entity access to their respective properties, technologies, books or records, not customarily afforded such access, (c) assist or cooperate with any person to make any proposal to purchase all or any part of the capital stock or assets of the Company or any of its Subsidiaries, or (d) enter into any agreement with any person providing for the acquisition of the Company or any of its Subsidiaries, whether by merger, purchase of assets, license, tender offer or otherwise (including any equity or debt financing transaction). In the event that the Company or any of its affiliates shall receive, prior to the Effective Time or the termination of this Agreement in accordance with Section 8.1 hereof, any offer, proposal, or request, directly or indirectly, of the type referenced in clause (a), (c), or (d) above, or any request for disclosure or access as referenced in clause (b) above, the Company shall immediately (x) suspend any discussions with such offeror or party with regard to such offers, proposals, or requests and (y) notify Parent thereof, including information as to the identity of the offeror or the party making any such offer or proposal and the specific terms of such offer or proposal, as the case may be, and such other information related thereto as Parent may request. The parties hereto agree that irreparable damage would occur in the event that the provisions of this Section 4.2 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the parties hereto that Parent shall be entitled to an immediate injunction or injunctions, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of the provisions of this Section 4.2 and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent may be entitled at law or in equity.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Access to Information. The Company shall, and shall cause all of its Subsidiaries to, afford Parent and its accountants, counsel and other representatives, access during the period from the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to the provisions of Section 8.1 hereof and the Effective Time to (a) all of the properties, books, contracts, commitments and records of the Company and its Subsidiaries, including, but not limited to, all Company Intellectual Property (including source code), (b) all other information concerning the business, properties and personnel (subject to restrictions imposed by applicable law) of the Company and its Subsidiaries as Parent may reasonably request, and (c) all Employees of the Company as identified by Parent. The Company agrees to provide to Parent and its accountants, counsel and other representatives copies of internal financial statements (including Returns and supporting documentation) promptly upon request. No information or knowledge obtained in any investigation pursuant to this Section 5.1 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger in accordance with the provisions hereof.

5.2 Confidentiality; Public Disclosure.

(a) Confidentiality. The parties hereto acknowledge that Parent and the Company have previously executed a mutual confidentiality agreement dated May 7, 2004 (the “Confidentiality Agreement”) which shall continue in full force and effect in accordance with its terms. In addition, the parties hereto acknowledge that Parent and the Company have previously entered into a Proposal dated February 11, 2005, as amended on March 14, 2005, which contains binding provisions regarding confidentiality and public disclosure, which shall continue in full force and effect in accordance with their terms. In this regard, the Company acknowledges that the Parent Common Stock is publicly traded and that any information obtained during the course of its due diligence could be considered to be material, nonpublic information within the meaning of federal and state securities laws. Accordingly, neither the Company nor any of its Subsidiaries shall engage in any transaction or transactions in the Parent Common Stock in violation of applicable insider trading laws.

(b) Public Disclosure. Neither party nor any of its Subsidiaries shall issue any statement or communication to any third party regarding the subject matter of this Agreement or the transactions contemplated hereby, including, if applicable, the termination of this Agreement and the reasons therefor, without the prior consent of the other parties; provided, that Parent and its Subsidiaries may, after consultation with counsel (which may be in-house counsel), make or cause to be made any press release or similar public announcement or communication as may be required to comply with the requirements of any applicable laws or the rules or regulations of the Nasdaq National Market or the National Association of Securities Dealers and may, after consultation with counsel (which may be in-house counsel), disclose such other information that Parent deems appropriate in its reasonable judgment in light of its status as a publicly owned company. Notwithstanding the foregoing, Parent and the Company intend to make a mutually agreeable public announcement regarding this Agreement after the execution of this Agreement.

5.3 Commercially Reasonable Efforts; Governmental Approvals; Contract Consents. Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use commercially reasonable efforts to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to satisfy the conditions set forth in ARTICLE VI hereof and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement. Each of the Company and Parent shall promptly execute and file, or join in the execution and filing of, any application, notification or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Entity, whether federal, state, local or foreign, which may be reasonably required, or which either party may reasonably request, in connection with the consummation of the Merger and the other transactions contemplated hereby. Each of the Company and Parent shall use commercially reasonable efforts to obtain all such authorizations, approvals and consents. Each of the Company and Parent shall promptly inform the other of any material communication between the Company or Parent, as applicable, and any Governmental Entity regarding the Merger or any other transactions contemplated hereby. If the Company or Parent or any affiliate thereof shall receive any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to the Merger or any other transactions contemplated hereby, then the Company or Parent (as applicable) shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request. Each of the Company and Parent shall direct, in its sole discretion, the making of such response, but shall consider in good faith the views of the other. The Company shall use commercially reasonable efforts to obtain all necessary consents, waivers and approvals of any parties to any Contract as are required thereunder in connection with the Merger or for any such Contracts to remain in full force and effect so as to preserve all rights of, and benefits to, the Surviving Corporation under such Contract from and after the Effective Time. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, Parent shall not be required to agree to any divestiture by Parent or the Company or any of Parent’s Subsidiaries or affiliates, of shares of capital stock or of any business, assets or property of Parent or its Subsidiaries or affiliates, or of the Company, its affiliates, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock.

5.4 Consents and Notices.

(a) The Company shall use commercially reasonable efforts to obtain, prior to the Effective Time, all necessary consents, waivers and approvals of any parties to any Contract as are required thereunder and under this Agreement in connection with the Merger or for any such Contracts to remain in full force and effect, all of which are listed in Section 2.6 of the Disclosure Schedule, so as to preserve all rights of, and benefits to, the Company under such Contract from and after the Effective Time; provided, however, that no such consent, waiver or approval shall be required with respect to the Contracts set forth on Section 2.6 of the Disclosure Schedule which are marked with an asterisk (*) to the left of the title or description of such Contract. Such consents, waivers and approvals shall be in a form reasonably acceptable to Parent.

(b) As soon as practicable following the date hereof, the Company shall deliver any notices required under any of its or its Subsidiaries’ respective Contracts that are required to be provided in connection with the consummation of the transactions contemplated by this Agreement.

(c) The Company shall give all notices and other information required to be given to the Employees, any collective bargaining unit representing any group of Employees, and any applicable government authority under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other applicable law in connection with the transactions contemplated by this Agreement.

5.5 Stockholder Approval. Immediately after the execution and delivery of this Agreement, the Company shall solicit and obtain an Action by Written Consent in the form attached hereto as Exhibit F (the “Stockholder Written Consent”), compliant in all respects with applicable law, signed (in each case, in his, her or its capacity as a stockholder of the Company) by the Stockholders holding at least 95% of the Company Capital Stock, on an as converted to Company Common Stock basis, including the Principal Stockholders, setting forth the due approval and adoption of (i) the Merger, this Agreement and the transactions contemplated hereby, (ii) the escrow and indemnification obligations of the Stockholders set forth in ARTICLE VII hereof and the deposit of the Escrow Amount into the Escrow Fund, and (iii) the appointment of Michael Tyrrell as the Stockholder Representative. The Company shall give prompt notice of the taking of the above corporate action to those Stockholders entitled to such notice in compliance with Section 228(e) of Delaware Law.

5.6 Statement of Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including Third Party Expenses) shall be paid by the party incurring such expense. If the Merger is consummated, all Excess Third Party Expenses incurred by the Company shall reduce the Cash Consideration (on a dollar-for-dollar basis) payable by Parent pursuant to Section 1.6(a) hereof. At the Closing, the Company shall provide Parent with a statement of Third Party Expenses incurred prior to the Closing Date or to be incurred by the Company in connection therewith (the “Statement of Expenses”).

5.7 Financial Statements; Spreadsheet. The Company (a) shall deliver as promptly as practicable following the date of this Agreement, but in any event at least three Business Days prior to the anticipated Closing Date, to the Parent, (i) the Spreadsheet, (ii) an accurate, true and correct list of all accounts receivable of the Company and its Subsidiaries as of the Closing Balance Sheet Date, together with an aging schedule indicating a range of days elapsed since invoice and (iii) the Year-End Financials, together with a report of KPMG, LLP with respect thereto, (b) shall use its reasonable commercial efforts to deliver the auditors report of KPMG, LLP referenced in Section 5.7(a)(v) above without qualification or exception and (c) shall deliver to Parent, at least two Business Days prior to the anticipated Closing Date, the Closing Balance Sheet and Income Statement.

5.8 Certain Related Agreements. Concurrently with the execution of this Agreement, each of the employees identified on Schedule 5.8 hereto shall deliver a duly executed Option Amendment and Non-Competition Agreement.

5.9 Employment Arrangements. Concurrently with the execution of this Agreement, certain employees of the Company identified on Schedule 5.9 shall have (x) accepted written offers of continued employment from Parent or the Surviving Corporation, effective as of the Closing Date and (y) executed and delivered to the Company or Parent the Proprietary Information Agreement. In connection with the Merger, Parent shall offer to certain persons identified by Parent, in its sole discretion, who are employees of the Company immediately prior to the Closing Date, “at-will” employment with the Parent or the Surviving Corporation, upon proof of citizenship or appropriate employment authorization from the U.S. Immigration and Naturalization Service or the United States Department of State evidencing a right to work in the United States. Such persons are referred to herein as the “Continuing Employees,” and the “at-will” employment arrangements for the Continuing Employees would (i) be set forth in offer letters (each, an “Offer Letter”), (ii) be subject to and in compliance with Parent’s applicable human resources policies and procedures, (iii) have terms, including the position and salary of such person, which will be determined by Parent, and (iv) supersede any prior employment agreements and other arrangements with such person. Effective no later than immediately prior to the Closing, the Company, if and as permitted by applicable law, shall terminate the employment of each of those employees of the Company or its Subsidiaries who have not been offered or who have not accepted offers of continued employment prior to the Closing and use commercially reasonable efforts to obtain a release of liability in a form reasonably acceptable to Parent (each a “Release”); provided, that no severance will be paid to a terminated employee unless such employee executes and does not revoke a Release prior to such severance payment. The parties hereto agree that neither Parent nor Sub shall have any liability for any employees hired by Company, in the event the Merger is not consummated. Continuing Employees shall be eligible to receive benefits consistent with Parent’s applicable human resources policies.

5.10 Proprietary Information and Inventions Assignment Agreement. The Company will use its commercially reasonable efforts to cause each Employee and contractor of the Company not already a party to such agreement to enter into and execute a proprietary information and inventions assignment agreement with the Company in a form reasonably satisfactory to Parent.

5.11 Employee Plans. The Company and its affiliates, as applicable, shall each terminate, effective as of the day immediately preceding the Closing Date: (i) any and all group severance, separation or salary continuation plans, programs, or arrangements, and (ii) any and all 401(k) plans, unless Parent provides notice to the Company at least three (3) Business Days prior to the Closing Date that such 401(k) plan(s) shall not be terminated. Parent shall receive from the Company evidence that the Company’s and each of its affiliate’s, as applicable, plan(s) or program(s) have been terminated pursuant to resolutions of each such entity’s Board of Directors (the form and substance of such resolutions shall be subject to review and approval of Parent), effective as of the day immediately preceding the Closing Date. The Company also shall take such other actions in furtherance of terminating such plans, policies and arrangements as Parent may reasonably require. In the event that distribution or rollover of assets from the trust of a 401(k) plan which is terminated is reasonably anticipated to trigger liquidation charges, surrender charges, or other fees to be imposed upon the account of any participant or beneficiary of such terminated plan or upon the Company or the plan sponsor, then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges or fees and provide such estimate in writing to Parent no later than two (2) Business Days prior to the Closing Date. The Company also shall take such other actions in furtherance of terminating such Company Employee Plan(s) as Parent may reasonably require.

5.12 280G Approval. As soon as reasonably practicable after the execution of this Agreement, the Company shall submit to the Stockholders for approval (in a manner reasonably satisfactory to Parent), by such number of Stockholders as is required by the terms of Section 280G(b)(5)(B) of the Code, any payments and/or benefits that may separately or in the aggregate, constitute “excess parachute payments,” within the meaning of Section 280G(b)(2) of the Code (“Section 280G Payments”) (which initial determination shall be made by the Company and shall be subject to review and approval by Parent), such that such Section 280G Payments shall not be deemed to be Section 280G Payments, and prior to the Closing the Company shall deliver to Parent certification that (A) a Stockholder vote was solicited in conformance with Section 280G of the Code and the regulations promulgated thereunder and the requisite Stockholder approval was obtained with respect to any Section 280G Payments that were subject to the Stockholder vote, or (B) that the Stockholder approval of Section 280G Payments was not obtained and as a consequence, that such payments and/or benefits shall not be made or provided to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the waivers of those payments and/or benefits duly executed by the affected individuals prior to the Stockholder vote.

5.13 Intentionally Omitted.

5.14 Registration of Parent Stock on Form S-8. Parent shall prepare and file with the SEC within forty-five (45) days after the Closing Date a registration statement on Form S-8 covering the shares of Parent Common Stock issuable upon exercise of Parent Stock Options resulting from the assumption of Company Options in accordance with Section 1.6(c)(i) hereof but only to the extent that such shares of Parent Common Stock are eligible to be registered on such Registration Statement on Form S-8.

5.15 Release of Liens. The Company shall use commercially reasonable efforts to file, or shall have filed, all agreements, instruments, certificates and other documents, in form and substance reasonably satisfactory to Parent, that are necessary or appropriate to effect the release of all Liens set forth in Schedule 5.15 to this Agreement.

5.16 Additional Documents and Further Assurances. Each party, at the reasonable request of the other party, agrees to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of the Merger and the transactions contemplated hereby.

5.17 Accounting Expenses. Prior to the Closing, the Company shall provide Parent with a statement of all fees, costs and expenses owed to, or incurred in respect of the services provided by, the Company’s outside auditors and accountants in connection with the preparation of the financial statements of the Company and its Subsidiaries (such fees, costs or expenses, whether or not reflected on such statement, in excess of $40,000, the “Accounting Expenses”). The Company shall (a) pay the Accounting Expenses in full prior to Closing and (b) to the extent any amount of the Accounting Expenses have not been paid prior to the Closing Balance Sheet Date, shall reduce the amount of cash and cash equivalents set forth on the Closing Balance Sheet by such amount and shall notify Parent of such reduction.

5.18 Termination of Registration Rights Agreement. Promptly following the execution of this Agreement, the Company shall use its reasonable commercial efforts to cause the termination of the Amended and Restated Registration Rights Agreement dated February 27, 2004 by and between the Company and certain stockholders of the Company named therein.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) No Order. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

(b) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be threatened or pending.

(c) HSR Act. If applicable, all waiting periods under the HSR Act relating to the transactions contemplated hereby will have expired or terminated early and all material foreign antitrust approvals required to be obtained prior to the Merger in connection with the transactions contemplated hereby have been obtained.

6.2 Additional Conditions to Obligations of Company. The obligations of the Company to consummate the Merger and the other transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations and Warranties; Covenants. The representations and warranties of Parent and Sub in this Agreement shall have been true and correct in all material respects on the date they were made and shall be true and correct in all material respects on the Closing Date as if made on and as of the Closing Date (except for any such representations and warranties that are made as of a particular date, which shall be true and correct in all material respects only as of such date); provided, however, that with respect to the representations and warranties in Section 3.3 and Section 3.5 that are not qualified by Parent Material Adverse Effect, this condition shall be satisfied as to such representations and warranties in Section 3.3 and Section 3.5, if such representations and warranties are true and correct on the date they were made and as of the Closing Date as if made on and as of the Closing Date (except for any such representations and warranties that are made as of a particular date, which shall be true and correct in all material respects only as of such date), except for such failures that, individually or in the aggregate, would not have or reasonably be expected to have a Parent Material Adverse Effect.

(b) Covenants. Each of Parent and Sub shall have performed and complied in all material respects with all covenants and obligations of this Agreement required to be performed and complied with by it as of the Closing Date.

(c) Certificate of Parent. The Company shall have received a certificate of Parent and Sub, executed by a duly authorized officer of Parent and Sub, certifying as to the matters set forth in Section 6.2(a), Section 6.2(b) thereof.

(d) Escrow Agreement. The Company shall have received a duly executed copy of the Escrow Agreement which shall be in full force and effect.

(e) Certificate of Secretary of Parent and Sub. The Company shall have received a certificate, validly executed by the Secretary of the Parent and Sub, certifying as to the valid adoption of resolutions of (i) the Board of Directors of the Parent and Sub, whereby the Merger, this Agreement and the transactions contemplated hereby were approved by the Board of Directors, and (ii) the valid adoption of resolutions of the Sub’s Stockholder, whereby the Merger, this Agreement and the transactions contemplated hereby were approved in accordance with the applicable law and the Sub’s charter documents.

6.3 Additional Conditions to the Obligations of Parent and Sub. The obligations of Parent and Sub to consummate the Merger and the other transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Parent and Sub:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall have been true and correct in all material respects on the date they were made and shall be true and correct in all material respects on the Closing Date as if made on and as of the Closing Date (except for any such representations and warranties that are made as of a particular date, which shall be true and correct in all material respects only as of such date); provided, however, that with respect to the representations and warranties in Section 2.3, Section 2.4, Section 2.6, Section 2.7, Section 2.9, Section 2.11 through Section 2.15, Section 2.17 through Section 2.28, Section 2.30 and Section 2.31 that are not qualified by Company Material Adverse Effect, this condition shall be satisfied as to such representations and warranties in Section 2.3, Section 2.4, Section 2.6, Section 2.7, Section 2.9, Section 2.11 through Section 2.15, Section 2.17 through Section 2.28, Section 2.30 and Section 2.31, if such representations and warranties are true and correct on the date they were made and as of the Closing Date as if made on and as of the Closing Date (except for any such representations and warranties that are made as of a particular date, which shall be true and correct in all material respects only as of such date), except for such failures that, individually or in the aggregate, would not have or reasonably be expected to have a Company Material Adverse Effect.

(b) Covenants. The Company shall have performed and complied in all material respects with all covenants and obligations under this Agreement required to be performed and complied with by it as of the Closing Date.

(c) No Company Material Adverse Effect. There shall not have occurred any event or condition of any character that has had or is reasonably likely to have a Company Material Adverse Effect since the date of this Agreement.

(d) Governmental Approval. Approvals from any court, administrative agency, commission, or other federal, state, county, local or other foreign governmental authority, instrumentality, agency, or commission (if any) deemed reasonably necessary by Parent shall have been obtained.

(e) Certificate of the Company. Parent shall have received a certificate of the Company, executed by each of the President and the Chief Financial Officer of the Company, certifying as to the matters set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) hereof.

(f) Third Party Consents. Parent shall have received a consent with respect to each Contract set forth on Schedule 2.6 hereto (other than those Contracts set forth on Section 2.6 of the Disclosure Schedule which are marked with an asterisk (*) to the left of the title or description of such Contract), which consents shall be in a form reasonably acceptable to Parent and shall preserve all rights of, and benefits to, the Company under such Contracts and shall allow such Contracts to remain in full force and effect following the Merger, without limitation, modification or alteration.

(g) Release of Liens. Parent shall have received from the Company a duly and validly executed copy of all agreements, instruments, certificates and other documents, in form and substance reasonably satisfactory to Parent, that are necessary or appropriate to evidence the release of all Liens set forth in Schedule 5.15 to this Agreement.

(h) Legal Opinion. The Parent shall have received a legal opinion from counsel to the Company, covering in substance those matters set forth in Exhibit G attached hereto.

(i) Termination of Agreements. The Company shall have terminated each of those Contracts set forth on Schedule 6.3(i) hereto and each such Contract shall be of no further force or effect.

(j) Resignation of Officers and Directors. Parent shall have received a written resignation from each of the officers and directors of the Company and Pedestal International, Inc., effective as of the Effective Time.

(k) Certain Related Agreements. Each individual listed on Schedule 5.8 hereto shall have delivered a duly executed copy of the Option Amendment and the Non-Competition Agreement, each agreement effective as of the Closing Date. Each such agreement shall be in full force and effect and none of the parties thereto shall have taken any action to rescind, revoke or otherwise repudiate such party’s agreement(s).

(l) Escrow Agreement. Parent shall have received a duly executed copy of the Escrow Agreement, which shall be in full force and effect.

(m) Stockholder Approval. The Merger, this Agreement and the transactions contemplated hereby shall have been approved, by the execution and lack of revocation of the Stockholder Written Consent, by the holders of at least 95% of the outstanding shares of Company Capital Stock (voting on an as-converted basis).

(n) Certificate of Secretary of Company. Parent shall have received a certificate, validly executed by the Secretary of the Company, certifying as to (i) the terms and effectiveness of the Certificate of Incorporation and Bylaws, (ii) the valid adoption of resolutions of the Board of Directors of the Company, whereby the Merger, this Agreement and the transactions contemplated hereby were unanimously approved by the Board of Directors, (iii) the valid adoption of resolutions of the Stockholders, whereby the Merger, this Agreement and the transactions contemplated hereby were approved in accordance with applicable law and the Company’s charter documents.

(o) Employment Arrangements. Each of the individuals listed on Schedule 6.3(o) (i) shall have entered into an Offer Letter and the Proprietary Information Agreement each of which shall be in full force and effect at the Effective Time, (ii) shall be Employees of the Company immediately prior to the Effective Time and (iii) shall not have notified (whether formally or informally) Parent or the Company of such Employee’s intention of leaving the employ of Parent or the Company following the Effective Time.

(p) Terminations. Effective as of immediately prior to the Closing, the employment of each employee of the Company or its Subsidiaries who has not been offered or who has not accepted offers of continued employment from Parent or its Subsidiaries prior to the Closing shall have been terminated.

(q) Financial Statements. Parent shall have received the Company’s (i) audited consolidated balance sheet (the “Year-End Balance Sheet”) as of December 31, 2004 (the “Year-End Balance Sheet Date”), and the related consolidated audited statements of income, cash flow and stockholders’ equity for the 12-month period then ended (the “Year-End Financials”), together with a report without qualification or exception of KPMG, LLP with respect thereto, (ii) unaudited consolidated balance sheet (the “Closing Balance Sheet”) dated as of not less than three (3) Business Days prior to the Closing Date (the “Closing Balance Sheet Date”) and the related unaudited consolidated statement of income that was used in the preparation of, and that supports the, Closing Balance Sheet (the “Income Statement”).

(r) Statement of Expenses. Parent shall have received from the Company the Statement of Expenses hereof on the Closing Date.

(s) Spreadsheet. The Company shall have delivered to Parent and the Exchange Agent a spreadsheet (the “Spreadsheet”) substantially in the form attached hereto as Schedule 6.3(s), which spreadsheet shall be, and shall be certified by the Chief Executive Officer and Chief Financial Officer of the Company as, true, complete and correct as of the Closing and which shall include, among other things, as of the Closing, (i) all Stockholders and their respective addresses, the number of shares of Company Capital Stock held by such persons (including the respective certificate numbers, and in the case of Company Preferred Stock, the conversion price in respect of such Company Preferred Stock), the date of acquisition of such shares, the number of shares of each class or series of Company Capital Stock outstanding (determined as if all Company Options then outstanding had been exercised), the calculation (in each case in reasonable detail and calculated to two decimal places) of the amount of the Per Share Series A Liquidation Preference Payment as of the Closing Date, the Per Share Series B Liquidation Preference Payment as of the Closing Date, and the Cash Consideration allocable to one share of each class or series of Company Capital Stock (determined, as if all Company Options then outstanding had been exercised), for each Stockholder, the percentage of the Cash Consideration to be received by such Stockholder, for each Stockholder, the dollar amount of Cash Consideration to be received by such Stockholder, and the amount of Escrow Cash to be deposited into the Escrow Fund relating to such Stockholder, (ii) all holders of Company Options and their respective addresses, the number of shares of Company Capital Stock underlying each such Company Option, the grant dates of such Company Options and the vesting arrangement with respect to such Company Options and indicating whether such Company Options are incentive stock options or non-qualified stock options, and (iii) the number of shares of Parent Common Stock issuable upon exercise of the Company Options to be assumed by Parent and the per share exercise price thereof and such other information relevant thereto or which Parent may reasonably request. The Company shall have delivered the Spreadsheet on the Closing Date.

(t) Good Standing Certificates. Parent shall have received good standing certificates with respect to the Company from the applicable authorities in the State of Delaware and any other jurisdiction in which the Company is qualified to do business (including each jurisdiction set forth on Schedule 2.1(ii)), each dated within three (3) Business Days prior to the Closing Date.

(u) Proprietary Information and Inventions Assignment Agreement. The Company shall have provided evidence reasonably satisfactory to Parent that (x) each former Employee and contractor of the Company as of the Closing has entered into and executed a proprietary information and inventions assignment agreement with the Company, in the form previously provided to Parent and (y) each current Employee and contractor of the Company as of the Closing has entered into and executed the Proprietary Information Agreement.

(v) Section 280G Payments. With respect to any payments or benefits that may constitute a Section 280G Payment, the Stockholders shall have approved, pursuant to the method provided for in the regulations promulgated under Section 280G of the Code, any such Section 280G Payments or shall have disapproved such payments, and, as a consequence, no Section 280G Payments shall be paid or provided for in any manner and Parent and its Subsidiaries shall not have any liabilities with respect to any Section 280G Payments.

(w) Accounting Expenses. Parent shall have received a certificate of the Company, executed by each of the President and the Chief Financial Officer of the Company, certifying that prior to the Closing the Company paid the Accounting Expenses in full and that such payment was reflected in, and reduced the amount of cash on, the Closing Balance Sheet.

ARTICLE VII

SURVIVAL OF REPRESENTATIONS AND WARRANTIES;

INDEMNIFICATION; ESCROW

7.1 Survival of Representations and Warranties. The representations and warranties of the Company contained in this Agreement, or in any certificate or other instrument delivered pursuant to this Agreement, shall survive for a period of 18 months following the Closing Date (the expiration of such 18-month period is referred to herein as the “Survival Date”). The representations and warranties of Parent and Sub contained in this Agreement, or in any certificate or other instrument delivered pursuant to this Agreement, shall terminate at the Closing.

7.2 Indemnification. By virtue of the approval of the Merger by the Stockholders, the Stockholders (each, an “Indemnifying Party” and collectively, the “Indemnifying Parties”) agree to indemnify and hold harmless Parent and its officers, directors, affiliates (including the Surviving Corporation and all Subsidiaries of Parent), employees, agents and representatives (each, an “Indemnified Party” and collectively, the “Indemnified Parties”), from and after the Effective Time against and in respect of all claims, losses, liabilities, damages, deficiencies, costs, interests, awards, amounts paid in settlement, judgments, penalties and expenses, including reasonable attorneys’ and consultants’ fees and expenses and including any such expenses incurred in connection with investigating, defending against or settling any of the foregoing, and diminution in value, (individually, a “Loss” and collectively, “Losses”) incurred or sustained by the Indemnified Parties, or any of them, directly or indirectly, arising out of or as a result of (a) any breach or inaccuracy of a representation or warranty of the Company contained in this Agreement, or in any certificate or other instrument delivered at the Closing pursuant to this Agreement (including, without limitation, the Spreadsheet), in each case, as if such representations and warranties were made on the date of this Agreement and as of the Closing Date (except in the case of any representation or warranty that speaks as of an earlier specified date, in which case, for any breach or inaccuracy of such representation or warranty on such earlier specified date), (b) any failure by the Company to perform or comply with any covenant applicable to the Company contained in this Agreement, or in any certificate or other instrument delivered at the Closing pursuant to this Agreement, (c) the amount of Excess Third Party Expenses or (d) the amount by which the Closing Balance Sheet overstated the amount of cash or cash equivalents of the Company as of the Closing Date but only to the extent that such overstatement resulted in an understatement of the amount of the Cash Shortfall. The Stockholders shall not have any right of contribution, indemnification or right of advancement from the Surviving Corporation or Parent with respect to any Loss claimed by an Indemnified Party.

7.3 Maximum Payments; Remedy. Except as provided in the following sentence, recovery out of the Escrow Fund in accordance with the terms of this Article VII and the Escrow Agreement shall be the sole and exclusive remedy of the Indemnified Parties with respect to indemnifiable Losses. Notwithstanding anything to the contrary contained in the preceding sentence or elsewhere in this Agreement (including as a result of the existence of this ARTICLE VII and the rights and restrictions set forth herein), nothing in this Agreement shall limit any remedies of Parent at law or in equity with respect to fraud or intentional misrepresentation committed by any Person.

7.4 Escrow Arrangements.

(a) Escrow Fund.

(i) By virtue of this Agreement and as security for the indemnity obligations provided for herein, at the Effective Time, Parent will deposit with the Escrow Agent a portion of the Cash Consideration equal to the Escrow Amount without any act of the Stockholders. On and after the Effective Time, the Escrow Amount shall form an escrow fund (the “Escrow Fund”) to be governed by the terms set forth in this ARTICLE VII and in the Escrow Agreement. The Escrow Amount (plus any interest paid on the Escrow Amount), shall be available to compensate the Indemnified Parties for any claims by such parties for any Losses for which they are entitled to recovery under this ARTICLE VII. Notwithstanding anything to the contrary contained in this Agreement, after the Effective Time, the Stockholders will not in any instance be required to add cash to the Escrow Fund.

(b) Escrow Agreement. At or prior to Closing, Parent, the Company and the Stockholder Representative shall enter into the Escrow Agreement.

(c) Satisfaction of Claims. Except as provided in the second sentence of Section 7.3, indemnification claims by an Indemnified Party for Losses shall be satisfied solely from the Escrow Fund.

(d) Notwithstanding anything to the contrary set forth in this Agreement, in no event shall the Indemnified Parties receive any recovery from the Escrow Fund in respect of claims for indemnification made pursuant to Section 7.2(a) unless and until the aggregate amount of Losses which would otherwise be recoverable pursuant to Section 7.2(a) exceed $275,000 (the “Basket Amount”), in which case and at which time, the Indemnified Parties shall be able to recover all Losses recoverable under Section 7.2(a), including the Basket Amount.

7.5 Stockholder Representative.

(a) By virtue of the approval of the Merger and this Agreement and by delivery of a Letter of Transmittal, each Stockholder shall be deemed to have agreed to appoint Michael Tyrrell as its agent and attorney-in-fact, as the Stockholder Representative for and on behalf of the Stockholders to give and receive notices and communications, to authorize payment to any Indemnified Party from the Escrow Fund in satisfaction of claims by any Indemnified Party, to object to such payments, to agree to negotiate enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, to assert, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to, any other claim by any Indemnified Party against the Escrow Fund and to take all other actions that are either (i) necessary or appropriate in the judgment of the Stockholder Representative for the accomplishment of the foregoing or (ii) specifically mandated by the terms of this Agreement. Such agency may be changed by the Stockholders from time to time upon not less than 30 days prior written notice to Parent; provided, however, that the Stockholder Representative may not be removed unless holders of a two-thirds interest of the Escrow Fund agree to such removal and to the identity of the substituted agent. A vacancy in the position of Stockholder Representative may be filled by the holders of a majority in interest of the Escrow Fund. No bond shall be required of the Stockholder Representative, and the Stockholder Representative shall not receive any compensation for its services. Notices or communications to or from the Stockholder Representative shall constitute notice to or from the Stockholders.

(b) The Stockholder Representative shall not be liable for any act done or omitted hereunder as Stockholder Representative while acting in good faith and in the exercise of reasonable judgment. The Stockholders on whose behalf the Escrow Amount was contributed to the Escrow Fund shall indemnify the Stockholder Representative and hold the Stockholder Representative harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Stockholder Representative and arising out of or in connection with the acceptance or administration of the Stockholder Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Stockholder Representative. A decision, act, consent or instruction of the Stockholder Representative shall constitute a decision of the Stockholders and shall be final, binding and conclusive upon the Stockholders; and the Escrow Agent and Parent may rely upon any such decision, act, consent or instruction of the Stockholder Representative as being the decision, act, consent or instruction of the Stockholders. The Escrow Agent and Parent are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholder Representative.

7.6 Third-Party Claims. In the event Parent becomes aware of a third party claim (a “Third Party Claim”) which Parent reasonably believes may result in a demand against the Escrow Fund or for other indemnification pursuant to this ARTICLE VII, Parent shall notify the Stockholder Representative of such claim, and the Stockholder Representative shall be entitled on behalf of the Stockholders at their expense, to participate in, but not to determine or conduct, the defense of such Third Party Claim. Parent shall have the right in its sole discretion to conduct the defense of, and to settle, any such claim; provided, however, that except with the consent of the Stockholder Representative no settlement of any such Third Party Claim with third party claimants shall be determinative of the amount of Losses relating to such matter. In the event that the Stockholder Representative has consented to any such settlement, the Stockholders shall have no power or authority to object under any provision of this ARTICLE VII or the Escrow Agreement to the amount of any Third Party Claim by Parent against the Escrow Fund with respect to such settlement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, and the Merger may be abandoned, notwithstanding any requisite approval and adoption of the Merger, this Agreement and the transactions contemplated thereby by the Stockholders:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent if the Effective Time shall not have occurred on or before April 30, 2005 for any reason; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Effective Time to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either the Company or Parent if a Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

(d) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, however, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company through the exercise of its commercially reasonable efforts, then Parent may not terminate this Agreement under this Section 8.1(d) for 10 days after delivery of written notice from Parent to the Company of such breach, provided the Company continues to exercise commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 8.1(d) if it shall have materially breached this Agreement or if such breach by the Company is cured during such 10-day period); provided, however, that no cure period shall be required for a breach or inaccuracy which by its nature cannot be cured;

(e) by Parent, upon a breach of the provisions of Section 4.2; or

(f) by Parent, if a Company Material Adverse Effect shall have occurred since the date hereof.

8.2 Notice of Termination; Effect of Termination. Any termination of this Agreement under and in accordance with Section 8.1 will be effective immediately upon (or, if the termination is pursuant to Section 8.1(d) and the proviso therein is applicable, 10 days after) the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect and there shall be no liability to any party hereunder in connection with the Agreement or the Merger, except (i) as set forth in this Section 8.2, the first sentence of Section 5.6 and ARTICLE IX, each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any intentional or willful breach of, or any intentional misrepresentation made in this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

ARTICLE IX

GENERAL PROVISIONS

9.1 Definitions. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(1) “Agreement” is defined in the Preamble of this Agreement.

(2) “Accounting Expenses” is defined in Section 5.17.

(3) “Balance Sheet Date” is defined in Section 2.8.

(4) “Basket Amount” is defined in Section 7.4(d).

(5) “Business Day(s)” shall mean each day that is not a Saturday, Sunday or holiday on which banking institutions located in Salt Lake City, Utah are authorized or obligated by law or executive order to close.

(6) “Capital Stock Number” means, as of immediately prior to the Effective Time, the sum of (A) the number of shares of Company Capital Stock then outstanding, on an as converted to Company Common Stock basis, plus (B) the number of shares of Company Capital Stock issuable upon exercise of then outstanding Company Options (whether or not vested).

(7) “Cash Consideration” shall mean cash in U.S. Dollars, without interest, which in the aggregate shall equal (x) $74,000,000, less (y) the sum of the Cash Shortfall and the Excess Third Party Expenses.

(8) “Cash Shortfall” shall mean the amount, if any, by which (x) $3,100,000, exceeds (y) an amount equal to (A) the cash and cash equivalents set forth on the Closing Balance Sheet, plus (B) if any fees, costs and expenses owed to, or incurred in respect of the services provided by, the Company’s outside auditors and accountants in connection with the preparation of the financial statements of the Company and its Subsidiaries have both been paid prior to Closing and have reduced the amount of cash on the Closing Balance Sheet, up to $40,000 of such fees, costs and expenses, minus (C) all Accounting Expenses that have not been paid prior to the Closing (other than any Accounting Expenses that have already been reflected in, and that have reduced the amount of cash or cash equivalents set forth on, the Closing Balance Sheet).

(9) “Certificates” is defined in Section 1.7(c).

(10) “Certificate of Incorporation” is defined in Section 2.1.

(11) “Certificate of Merger” is defined in Section 1.2.

(12) “Certificates of Originality” is defined in Section 2.16(ee).

(13) “Charter Documents” is defined in Section 2.1.

(14) “Closing” is defined Section 1.2.

(15) “Closing Balance Sheet” is defined in Section 6.3(q).

(16) “Closing Balance Sheet Date” is defined in Section 6.3(q).

(17) “Closing Date” is defined in Section 1.2.

(18) “Closing Per Share Cash Consideration” shall mean an amount equal to (x) the Per Share Cash Consideration minus (y) the quotient (rounded to the fourth decimal point) obtained by dividing (A) the Escrow Amount by (B) a number equal to the sum of (i) the number of shares of Company Common Stock outstanding as of immediately prior to the Effective Time plus (ii) the number of shares of Company Preferred Stock outstanding as of immediately prior to the Effective time.

(19) “COBRA” is defined in Section 2.24(a).

(20) “Code” shall mean the Internal Revenue Code of 1986, as amended.

(21) “Company” is defined in the Preamble of this Agreement.

(22) “Company Authorizations” is defined in Section 2.19.

(23) “Company Capital Stock” shall mean the Company Common Stock, the Company Preferred Stock and any other shares of capital stock, if any, of the Company, taken together.

(24) “Company Common Stock” shall mean shares of common stock, par value $0.0001 per share, of the Company.

(25) “Company Common Stockholder” shall mean a holder of Company Common Stock, each of whom on the date hereof is listed on Schedule 9.1(25) hereto, along with the number of shares held by each such holder.

(26) “Company Employee Plan” is defined in Section 2.24(a).

(27) “Company Intellectual Property” is defined in Section 2.16(a).

(28) “Company Material Adverse Effect” shall mean any change, event or effect, that is, or is reasonably likely to be, materially adverse to the business, assets (whether tangible or intangible), prospects, financial condition, operations or capitalization of the Company, taken as a whole, provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been a “Company Material Adverse Effect”: (i) any adverse event, circumstance, change or effect to the extent attributable to changes or conditions generally affecting the industry in which the Company operates, the U.S. economy as a whole or foreign economies in any location where the Company has operation or sales, which do not have a disproportionately adverse effect upon the Company; (ii) changes in general economic, market or political conditions; and (iii) any adverse event, circumstance, change or effect resulting from or relating to compliance with the terms and conditions of, or the taking of any action required by this Agreement, including, without limitation, the public announcement of the execution of this Agreement and (iv) changes in GAAP, or changes in the laws or regulations (or the interpretation thereof) affecting GAAP as it pertains to the Company.

(29) “Company Products” is defined in Section 2.16(b).

(30) “Company Options” shall mean all issued and outstanding options, warrants and other rights (including commitments to grant options, warrants or other rights) to purchase or otherwise acquire Company Common Stock (whether or not vested) held by any person or entity, each of whom are listed on Schedule 9.1(30) hereto along with the number of shares of Company Common Stock subject to each such option, warrant or other right held by such person or entity.

(31) “Company Preferred Stock” shall mean shares of preferred stock of the Company, par value $0.01 per share, consisting of Series A Convertible Preferred Stock and Series B Preferred Stock.

(32) “Company Registered Intellectual Property Rights” is defined in Section 2.16(c).

(33) “Company Source Code” is defined in Section 2.16(a).

(34) “Company Unvested Capital Stock” shall mean any shares of Company Capital Stock issued and outstanding immediately prior to the Effective Time that are unvested or are subject to a repurchase option, risk of forfeiture or other similar condition under any applicable stock restriction agreement or other agreement with the Company.

(35) “Confidentiality Agreement” is defined in Section 5.2.

(36) “Conflict” is defined in Section 2.6.

(37) “Contaminant” is defined in Section 2.16(dd).

(38) “Continuing Employee” is defined in Section 5.9.

(39) “Contract” is any mortgage, indenture, lease, contract, covenant or other agreement, instrument, commitment, permit, concession, franchise or license.

(40) “Copyrights” is defined in Section 2.16(a).

(41) “Current Balance Sheet” is defined in Section 2.8.

(42) “Customer Information” is defined in Section 2.15(f).

(43) “Delaware Law” is defined in Section 1.1.

(44) “Disabling Code” is defined in Section 2.16(dd).

(45) “Disclosure Schedule” is defined in the preamble to ARTICLE II.

(46) “Dissenting Shares” is defined in Section 1.9(a).

(47) “DOL” is defined in Section 2.24(a).

(48) “Effective Time” is defined in Section 1.2.

(49) “Employee” is defined in Section 2.24(a).

(50) “Employee Agreement” is defined in Section 2.24(a).

(51) “End User Agreement” is defined in Section 2.16(a).

(52) “Environmental Permits” is defined in Section 2.22(c).

(53) “Equipment” is defined in Section 2.15(e).

(54) “ERISA” is defined in Section 2.24(a).

(55) “ERISA Affiliate” is defined in Section 2.24(a).

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(56) “Escrow Agent” shall mean U.S. Bank National Association, or another institution selected by Parent and acceptable to the Stockholder Representative.

(57) “Escrow Agreement” shall mean an Escrow Agreement between Parent, the Company, the Stockholder Representative and the Escrow Agent, in substantially the form attached hereto as Exhibit H.

(58) “Escrow Amount” shall mean an amount equal to the Escrow Cash.

(59) “Escrow Cash” shall mean an amount of cash in U.S. Dollars equal to $7,400,000.

(60) “Escrow Fund” is defined in Section 7.4(a).

(61) “Excess Third Party Expenses” shall mean the amount of reasonable and documented Third Party Expenses paid or payable by the Company in excess of $1,100,000, plus any Third Party Expenses paid or payable by the Company that are not reasonable and documented.

(62) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

(63) “Exchange Agent” is defined in Section 1.7(a).

(64) “FMLA” is defined in Section 2.24(a).

(65) “GAAP” shall mean United States generally accepted accounting principles consistently applied.

(66) “Government Contract” is defined in Section 2.17(a)(xvii).

(67) “Governmental Entity” is defined in Section 2.7.

(68) “Hazardous Material” is defined in Section 2.22(a).

(69) “Hazardous Materials Activities” is defined in Section 2.22(b).

(70) “HIPAA” is defined in Section 2.24(a).

(71) “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.

(72) “Indemnified Party” or “Indemnified Parties” is defined in Section 7.2.

(73) “Indemnifying Party” or “Indemnifying Parties” is defined in Section 7.2.

(74) “Intellectual Property” is defined in Section 2.16(a).

(75) “Intellectual Property Rights” is defined in Section 2.16(a).

(76) “International Employee Plan” is defined in Section 2.24(a).

(77) “IRS” is defined in Section 2.24(a).

(78) “Knowledge” or “Known” (or words of similar import) shall mean, with respect to the Company and its Subsidiaries, with respect to any matter in question, the knowledge of the directors of the Company and the individuals set forth on Schedule 9.1(78), after reasonable investigation and due and diligent inquiry, including inquiry of the Company’s and its Subsidiaries’ Employees and the Company’s and its Subsidiaries’ consultants who would reasonably be expected to have knowledge of the matter(s) in question, and specifically including facts of which such directors, officers and employees, in the reasonably prudent exercise of their duties, should be aware; and provided that if any of such individuals do not make such reasonable investigation and due and diligent inquiry, then such individual shall be deemed to have actual knowledge of those facts or matters that such individual would have had, had he or she made such inquiry.

(79) “Lease Agreements” is defined in Section 2.15(b).

(80) “Leased Real Property” is defined in Section 2.15(a).

(81) “Letter of Transmittal” is defined in Section 1.7(c).

(82) “Lien” shall mean any lien, pledge, charge, claim, mortgage, liability, security interest, right of first refusal, title retention agreement, third party right or other encumbrance of any sort.

(83) “Loss” or “Losses” is defined in Section 7.2.

(84) “Mask Works” is defined in Section 2.16(a).

(85) “Material Contract” or “Material Contracts” is defined in Section 2.17(b).

(86) “Merger” is defined in the Recitals of this Agreement.

(87) “Moral Rights” is defined in Section 2.16(a).

(88) “Multiemployer Plan” is defined in Section 2.24(a).

(89) “Non-Competition Agreements” is defined in the Recitals of this Agreement.

(90) “Offer Letter” is defined in Section 5.9.

(91) “Officer’s Certificate” shall have the meaning set forth in the Escrow Agreement.

(92) “Open Source Materials” is defined in Section 2.16(z).

(93) “Optionholders” shall mean the individuals whose names are set forth on Schedule 9.1(93) who hold Company Options.

(94) “Option Amendments” is defined in the Recitals of this Agreement.

(95) “Option Exchange Ratio” shall mean the quotient (rounded to the fourth decimal point) obtained by dividing (A) the Per Share Cash Consideration by (B) the closing sale price of one share of Parent Common Stock as reported on The Nasdaq National Market on the Closing Date.

(96) “Parent” is defined in the Preamble of this Agreement.

(97) “Parent Common Stock” shall mean shares of the common stock, par value $0.0001 per share, of Parent.

(98) “Parent Material Adverse Effect” is defined in Section 3.1.

(99) “Parent 10-K” is defined in Section 3.3.

(100) “Patents” is defined in Section 2.16(a).

(101) “Pension Plan” is defined in Section 2.24(a).

(102) “Per Share Cash Consideration” means the quotient (rounded to the fourth decimal point) obtained by dividing (A) an amount equal to the Cash Consideration plus (i) the aggregate amount of the exercise prices for those Company Options that are outstanding, and that have not been exercised, as of immediately prior to the Effective Time and minus (ii) the aggregate amount of Cash Consideration payable with respect to the shares of Series B Convertible Preferred Stock and the shares of Series A Convertible Preferred Stock pursuant to Section 1.6(a)(i)(B) and Section 1.6(a)(ii)(B), respectively, by (B) the Capital Stock Number.

(103) “Per Share Series A Liquidation Preference Payment” shall mean, with respect to each share of Series A Convertible Preferred Stock, the portion of the “Series A Liquidation Preference Payments” (as defined in the Certificate of Incorporation) payable in respect of such share upon a liquidation, dissolution or winding up of the Company pursuant to the Certificate of Incorporation as in effect on the date of this Agreement.

(104) “Per Share Series B Liquidation Preference Payment” shall mean, with respect to each share of Series B Convertible Preferred Stock, the portion of the “Series B Liquidation Preference Payments” (as defined in the Certificate of Incorporation) payable in respect of such share upon a liquidation, dissolution or winding up of the Company pursuant to the Certificate of Incorporation as in effect on the date of this Agreement.

(105) “Permitted Lien” shall mean: (a) liens for taxes not yet delinquent or which are being contested in good faith by appropriate proceedings diligently pursued; (b) mechanics’, materialmen’s, banker’s, carriers’, warehousemen’s and similar liens arising in the ordinary course of business and securing obligations of such Person that are not overdue for a period of more than 30 days or are being contested in good faith by appropriate proceedings diligently pursued; (c) liens arising in connection with worker’s compensation, unemployment insurance, old age pensions and social security benefits and similar statutory obligations which are not overdue or are being contested in good faith by appropriate proceedings diligently pursued; and (d) liens securing indebtedness that are reflected on the Current Balance Sheet.

(106) “Person” shall mean an individual or entity, including a partnership, limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

(107) “Plan” shall mean the Company’s 2002 Stock Option and Incentive Plan.

(108) “Principal Stockholders” shall mean: Venrock Associates; Venrock Associates III, L.P.; Venrock Entrepreneurs Fund III, L.P.; 3i Technology Partners, L.P.; Keith Woodard, Fernando Trias and each member of the Company’s Board of Directors that hold shares of Company Capital Stock and each entity that holds shares of Company Capital Stock that is affiliated with any member of the Company’s Board of Directors.

(109) “Pre-Closing Employee Obligations” is defined in Section 1.12 hereof.

(110) “Proprietary Information Agreement” shall mean the Intellectual Property and Non-Disclosure Agreement in the form attached hereto as Exhibit I.

(111) “Pro Rata Portion” shall mean, with respect to each Stockholder, a percentage obtained by dividing (x) the number of shares of Company Capital Stock owned by such Stockholder as of the Effective Time, on an as converted to Company Common Stock basis, by (y) the aggregate number shares of Company Capital Stock outstanding as of the Effective Time, on an as converted to Company Common Stock basis.

(112) “PTO” is defined in Section 2.16(c).

(113) “Registered Intellectual Property Rights” is defined in Section 2.16(a).

(114) “Related Agreements” shall mean the Option Amendments, the Non-Competition Agreements and all other agreements and certificates entered into by the Company in connection with the transactions contemplated hereby.

(115) “Returns” is defined in Section 2.13(b)(i).

(116) “SEC” shall mean the United States Securities and Exchange Commission.

(117) “Section 280G Payments” is defined in Section 5.12.

(118) “Securities Act” shall mean the Securities Act of 1933, as amended.

(119) “Series A Convertible Preferred Stock” is defined in Section 2.2(a) of this Agreement.

(120) “Series B Convertible Preferred Stock” is defined in Section 2.2(a) of this Agreement.

(121) “Shrinkwrap Agreements” is defined in Section 2.16(a).

(122) “Spreadsheet” is defined in Section 6.3(s).

(123) “Statement of Expenses” is defined in Section 5.6.

(124) “Statement No. 5” is defined in Section 2.8.

(125) “Stockholder Representative” is defined in the Preamble of this Agreement.

(126) “Stockholder Written Consent” is defined in Section 5.5.

(127) “Stockholders” shall mean the holders of Company Capital Stock as of immediately prior to the Effective Time.

(128) “Sub” is defined in the Preamble of this Agreement.

(129) “Subsidiary” or “Subsidiaries” means, individually or collectively, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

(130) “Subsidiary Equity Interests” shall mean all shares of capital stock of, or other equity interests in, the Subsidiaries of the Company.

(131) “Survival Date” is defined in Section 7.1.

(132) “Surviving Corporation” is defined in Section 1.1.

(133) “Tax” or “Taxes” are defined in Section 2.13(a).

(134) “Technology” is defined in Section 2.16(a).

(135) “Third Party Claim” is defined in Section 7.6.

(136) “Third Party Expenses” shall mean all fees, costs and expenses incurred in connection with the Merger including, without limitation, all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby; provided, however, that the “Third Party Expenses” shall not include the Accounting Expenses.

(137) “Trademarks” is defined in Section 2.16(a).

(138) “Unaudited Financials” is defined in Section 2.8.

(139) “Unvested Company Option” is defined in Section 1.6(c)(i).

(140) “WARN Act” is defined in Section 2.24(m).

(141) “Year-End Balance Sheet” is defined in Section 6.3(q).

(142) “Year-End Balance Sheet Date” is defined in Section 6.3(q).

(143) “Year-End Financials” is defined in Section 6.3(q).

9.2 Notices. Any notices or other communications required or permitted under this Agreement shall be sufficiently given if in writing and (a) hand delivered, including delivery by courier services, or (b) sent by certified mail, return receipt requested, postage prepaid addressed to the recipient at the address stated below, or to such other address as the party concerned may substitute by written notice to the other. All notices hand delivered shall be deemed received on the day of delivery. All notices forwarded by mail shall be deemed received on the date two (2) days (excluding Saturdays, Sundays and legal holidays when the U.S. mail is not delivered) immediately following date of deposit in the U.S. mail; provided, however, the return receipt indicating the date upon which the notice is received shall be prima facie evidence that such notice was received on the date of the return receipt. Addresses may be changed by giving notice of such change in the manner provided herein. Unless and until such written notice is received, the last address given shall be deemed to continue in effect for all purposes.

(a) If to Parent or Sub, to:

Altiris, Inc.
588 West 400 South
Lindon, Utah 84042
Facsimile No.: 801.805.2589
Attention:	Stephen C. Erickson
Craig H. Christensen

with a copy to (which copy shall not constitute notice):

Wilson Sonsini Goodrich & Rosati
Professional Corporation
2795 East Cottonwood Parkway, Suite 300
Salt Lake City, Utah, 84121-6928
Facsimile No.: (801) 993-6499
Attention:	Robert G. O’Connor, Esq.
Shawn J. Lindquist, Esq.

(b) If to the Company, to:

Pedestal Software, Inc.
75 Wells Avenue
Newton, MA 02459Facsimile No.: (617) 928-5552
Attention:	President

with a copy to (which copy shall not constitute notice):

Choate, Hall & Stewart LLP
53 State Street
Boston, MA 02109
Facsimile No.: (617) 248-4000
Attention:	William B. Simmons, Jr.
Stephen J. Tonkovich

(c) If to the Stockholder Representative, to:

Michael Tyrrell
Venrock Associates
55 Cambridge Parkway, Suite 100
Cambridge, MA 02142
Telephone: (617) 995-2000
Facsimile No.: (617) 995-2001

with a copy to (which copy shall not constitute notice):

Choate, Hall & Stewart LLP
53 State Street
Boston, MA 02109
Facsimile No.: (617) 248-4000
Attention:	William B. Simmons, Jr.
Stephen J. Tonkovich

9.3 Interpretation. The terms of this Agreement are contractual and not mere recitals. Any pronouns in this Agreement that refer to a particular gender mean and refer to the appropriate gender or neuter when applied to a particular party, person or entity. Unless otherwise stated, all references in this Agreement to paragraph, subparagraph, section, subsection, clause and subclause are intended to refer to paragraphs, subparagraphs, sections, subsections, clauses and subclauses, respectively, of this Agreement. The parties acknowledge and agree that titles and headings for particular paragraphs, sections and subsections of this Agreement have been inserted solely for reference purposes. As a result, Section and paragraph headings, titles or captions should not be used to interpret or construe the terms of this Agreement. Except as to words or phrases specifically defined in this Agreement, the parties agree that all words and phrases selected to state the terms of this Agreement are to be interpreted in accordance with their plain and generally prevailing meaning and not with regard to any different meaning that any of the parties might otherwise attach to a particular word or phrase. The parties further acknowledge that, as a result of either drafting or negotiating specific terms, or as a result of approving language selected by others to state specific terms, they are each and all equally responsible for the wording of the terms of this Agreement.

9.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement. This Agreement shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.5 Entire Agreement; Assignment; Amendment. Unless otherwise specified herein, this Agreement, the Exhibits hereto, the Disclosure Schedule, the Confidentiality Agreement, the Related Agreements and the other agreements delivered in connection with the transactions contemplated hereby (i) contain the entire agreement and understanding between the parties with respect to the subject matter herein identified and merges and integrates any and all previous and contemporaneous implied agreements (in fact or law), between or among the parties concerning such matters (including, without limitation, that certain Proposal by and among Parent and the Company dated as of February 11, 2005, as amended on March 14, 2005), and (ii) shall not be assigned by operation of law or otherwise, except that Parent may assign its rights and delegate its obligations hereunder to its affiliates as long as Parent remains ultimately liable for all of Parent’s obligations hereunder. This Agreement may be amended by the parties hereto only by execution of an instrument in writing signed on behalf of the party against whom enforcement is sought.

9.6 No Third Party Beneficiaries. Except for the Optionholders, with respect to Section 1.6(b) herein, and the Stockholders, with respect to Sections 1.6(a) and 1.7(c) herein, the terms of this Agreement are intended solely for the benefit of the parties hereto and are not intended to inure, and will not inure, to the benefit of any other Person.

9.7 Severability. If any provision of this Agreement or portion of this Agreement is found to be wholly or partially invalid, illegal or unenforceable in any judicial proceeding, then such provision shall be deemed to be modified or restricted to the extent and in the manner necessary to render the same valid and enforceable, or shall be deemed excised from this Agreement, as the case may require, and this Agreement shall be construed and enforced to the maximum extend permitted by law, as if such provision had been originally incorporated in this Agreement as so modified or restricted, or as if such provision had not been originally incorporated in this Agreement, as the case may be.

9.8 Remedies Cumulative. Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

9.9 Governing Law. This Agreement and the respective rights and obligations of the parties under this Agreement shall be governed by, and shall be determined under, the internal laws of the State of Delaware applicable to contracts between residents of the State of Delaware to be performed solely in the State of Delaware, i.e., without regard to choice of law principles. Any action involving this Agreement shall be brought and maintained solely in the Court of Chancery of the State of Delaware. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery in the State of Delaware, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process.

9.10 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

9.11 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed, all as of the date first written above.

ALTIRIS, INC.

By:	/s/ Gregory S. Butterfield
Name:	Gregory S. Butterfield
Title:	President and Chief Executive Officer

AUGUSTA ACQUISITION CORPORATION

By:	/s/ Stephen C. Erickson
Name:	Stephen C. Erickson
Title:	Chief Financial Officer

PEDESTAL SOFTWARE, INC.

By:	/s/ James M. Geary
Name:	James M. Geary
Title:	President and Chief Executive Officer

STOCKHOLDERS’ REPRESENTATIVE

/s/ Michael Tyrrell
Michael Tyrrell

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER